                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-SB

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS

       UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                 GENELINK, INC.
                 ----------------------------------------------
                 (Name of Small Business Issuer in its charter)

       PENNSYLVANIA                                    23-2795613
       ------------                                   -------------
(State or other jurisdiction of            (I.R.S. Employer Identification No.)
 incorporation or organization)


       100 S. Thurlow Street
        Margate, New Jersey                                       08402
--------------------------------------                          ----------
Address of principal executive offices)                         (Zip Code)

ISSUER'S TELEPHONE NUMBER:    (609) 823-6991

SECURITIES TO BE REGISTERED UNDER SECTION 12(b) OF THE ACT: NOT APPLICABLE SECURITIES TO BE REGISTERED UNDER SECTION 12(g) OF THE ACT: COMMON STOCK, $.01 PAR VALUE

                                     PART I

         GeneLink, Inc. (the "Company") is including the following cautionary statement to make applicable and take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 for any forward-looking statements made by, or on behalf of, the Company. Forward-looking statements include statements concerning plans, objectives, goals, strategies, expectations, future events or performance and underlying assumptions and other statements which are other than statements of historical facts. Certain statements contained herein are forward- looking statements and, accordingly, involve risks and uncertainties which could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements. The Company's expectations, beliefs and projections are expressed in good faith and are believed by the Company to have a reasonable basis, including without limitations, management's examination of historical operating trends, data contained in the Company's records and other data available from third parties, but there can be no assurance that management's expectations, beliefs or projections will result or be achieved or accomplished. In addition to other factors and matters discussed elsewhere herein, the following are important factors that, in the view of the Company, could cause actual results to differ materially from those discussed in the forward-looking statements: the ability of the Company to maintain its rights in its intellectual property; the ability of the Company to obtain acceptable forms and amounts of financing to fund planned expansion and operations, technology development, marketing and other efforts; and the market for its products and services. The Company has no obligation to update or revise these forward-looking statements to reflect the occurrence of future events or circumstances.

ITEM 1. DESCRIPTION OF BUSINESS.

GENERAL BACKGROUND

         The Company was organized to offer to the public the safe collection and preservation of a family's DNA material for later use by the family to identify and potentially prevent inherited diseases. The Company is the successor by merger to a Delaware corporation organized under the same name in September, 1994. Prior to the merger, which occurred in February, 1995, the predecessor entity engaged in no operations.

         The Company was founded in response to the explosion of information being generated in the field of human molecular genetics. Scientists are discovering an increasing number of connections between genes and specific diseases. These findings are a direct result of the National Institutes of Health Genome Project, which has as its goal the total mapping of the human genome by the year 2005. Doctors and scientists have known for years that many individuals and their family members are predisposed to certain diseases. This inherited disposition is contained within DNA. DNA, the hereditary material of life, is contained in all of the genes which make up who we are. If one of these genes is defective it can cause disease. There are more than 100,000 genes in the human body, all of which are in charge of the transmission of hereditary characteristics. More than 4,500 diseases are genetically based.

         The ability to diagnose genetic disease has greatly expanded over the past ten years. In decades past, once a family member becomes deceased, the opportunity to know whether living family members have inherited defective genes was lost forever. Future generations could not benefit from the DNA store of knowledge. For this reason, the Company has created a DNA banking service which stores one's genes through the collection and preservation of pure DNA. This DNA can be used to establish whether or not the disease or disorder that caused death was genetic in origin. As researchers continue to identify diseases linked to defective genes, living family members can use the



                                       -2
stored DNA to discover if they are at risk for certain diseases such as cancer. DNA banking shifts the emphasis from diagnosis and treatment, to disease prediction and prevention. It allows future generations to access their family genetic history.

THE PRODUCT

         The Company has developed a DNA Collection Kit(TM) for the collection of DNA specimens of its clients. No licensing or training is necessary for the collection by the client of his or her DNA specimen. The collection process, which uses six swabs, is self administered and non-invasive and takes less than five minutes to complete. The client forwards the swabs to the University of North Texas Health Science Center (the "Health Science Center") and completes and forwards a data form to the Company. Specimens can be collected during an individual's lifetime or up to 36 to 40 hours after death.

         The Health Science Center will store the DNA specimen for 25 year intervals. Upon the client's request, and upon the payment of a retrieval fee, the stored DNA specimen can be retrieved and sent to a laboratory for testing. More than one test can be made on the same DNA specimen.

AFFILIATES

         The Company has an agreement with the Health Science Center through March 2006 for the storage of the genetic material obtained using the Company's DNA Collection Kit(TM). The Company has established procedures with the Health Science Center whereby the Health Science Center will receive a sample in an envelope enclosed with the kit. The Health Science Center will then analyze the sample to determine the quantity and quality of the DNA to insure that enough genetic material is present, extract and store the pure DNA in a frozen state. The samples are stored in freezers (at minus 20 degrees centigrade) solely used for the purpose of DNA storage.

         The Health Science Center has build an international reputation for DNA expertise since the opening of its state-of-the-art DNA/Identity Laboratory (the "Laboratory") in 1990. Today, the Laboratory is the premier paternity testing site for the state of Texas as well as a growing resource for genetic testing. A recent expansion of the facility, the DNA Systems Laboratory, has broadened DNA-based analysis capabilities to include PCR typing, which provides rapid and reliable testing for infectious diseases.

         The Health Science Center is a multidisciplinary center that has been a state institution since 1975 under the governance of the same state-appointed Board of Regents that directs the University of North Texas (UNT) in Denton, Texas. UNT, founded in 1890 and now the state's fourth largest university, is an emerging national research institution. The two institutions collaborate on a variety of biomedical research, social service and health care programs.

         The Health Science Center charges the Company for each DNA sample stored. The Company has advanced $13,600 against such fees. In addition, the Health Science Center charges the Company fees for the retrieval and shipping of stored DNA specimens upon the request of the Company's clients. The Company charges its clients a fee per retrieval request.

MARKETING

         Since its inception, the Company has considered a number of alternatives for the marketing of its DNA collection kits. Because of its limited financial resources and the size of its staff, the Company has elected to concentrate its marketing activities in the funeral home or death-care industry.

The Company's strategy in capturing the death-care industry is to reach the individual funeral home locations, whether corporate-owned or independently


                                       -3
operated, through its own servicing representatives. The Company is developing a sales force to individually service each participating funeral home and cemetery location. The Company's marketing representatives work hand-in-hand with the funeral home staff to educate, train, service and sell the benefits of the Company's products.

         Historically, the death-care industry has consisted of thousands of individual family-owned businesses, each owning a single facility, which in most cases has been passed from one generation to the next. This trend of ownership started changing in the late 60's. The trend toward corporate-owned funeral homes has mushroomed all across the United Stated and Canada. Each year, more and more market share is gained by corporate entities through acquisitions of independent funeral home operators. The major corporations are Service Corporation International, The Loewen Group, Stewart Enterprises, Inc., Prime Succession, Inc., Carriage Services, and Keystone, Inc.

         As the competition increases in the death-care industry to capture market share, the need for unique marketing techniques is apparent. The traditional lead generating approach for the funeral home and cemetery has been telemarketing and/or door to door surveys. Typically a funeral home discount is offered or a free cemetery space given away as a door-opener. These worn-out approaches have left the funeral home operator and cemetery owner searching for new creative techniques in lead generation that add value to the communities in which they serve. The Company offers the funeral home operator and cemetery owner the fresh new approach they desperately need in capturing market share.

         The last chance to gather a person's DNA is at the time of death. The funeral director, as part of his routine at-need sales process, raises the Company enrollment opportunity and seeks approval from the family for the collection of the DNA of the deceased. Once the trauma of the funeral is over and several weeks have passed, the funeral director, armed with the Company's DNA Bank Certificate, can easily visit the family and seek additional sales of both the Company and funeral pre-need services.

         The basic strategy of the Company in capturing the death-care market is to reach the individual funeral home locations, whether corporate-owned or independently operated, through our own servicing representatives. Much like other vendors supplying the death-care industry (vault companies, casket companies, funeral home supply companies, etc.), the Company will develop a sales force to individually service each participating funeral home/cemetery location. Our marketing representatives will work hand-in-hand with the funeral home staff to educate, train, service, and sell the benefits of the Company's products.

         The Company has an existing relationship with a national corporate funeral entity with 143 funeral homes and 22 cemeteries which will give the Company the opportunity to cultivate and refine all aspects of the sales process. Additionally, this relationship will provide the initial area of concentration for the development of the Company's sales force. Once success is met within this limited target market, the company will be poised and ready to cultivate further relationships with other funeral/cemetery corporate entities.

         The Company plans to capture 2,000 funeral homes with at-need and pre-need sales averaging 3 sales per month.




                                       -4

         GOVERNMENT REGULATION

         The Food and Drug Administration has determined that the Company's kit is a device, but is not actively regulated. However, future regulations could result in the kit becoming a regulated device.

INTELLECTUAL PROPERTY

         The Company has filed a patent application on its method of DNA gathering, which patent application is pending. The Company has received trademark protection for its name and logo and for the name "DNA Collection Kit(TM)."

EMPLOYEES AND LABOR RELATIONS

      The Company considers its labor relations to be good and, none of its employees is covered by a collective bargaining agreement. As of September 30, 1999, the Company employed a total of 12 people on a full time and part time basis in the following areas:

             Category                                     Number of Employees
             --------                                     -------------------
             Sales and marketing .......................          3
             Business Development.......................          2
             General and administration, including
                  customer service .....................          2
             Lab Director and Scientist at the
                  University ...........................          5

COMPETITION

         DNA collection and banking is offered on a regional basis by hospitals and laboratories throughout the United States. To the best of the Company's knowledge, its other competitor which targets the funeral home industry, is DNA Analysis, Inc. However, DNA Analysis, Inc.'s product is more expensive to the funeral home than the Company's product, involves an invasive collection procedure, and is stored at funeral homes and laboratories of the owners. The DNA collected with the Company's kit is extracted and stored at the Health Science Center.


ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS.

PLAN OF OPERATION

         The Company intends to implement its Planned Death-care Industry Marketing Program during the next 12 months. See "DESCRIPTION OF BUSINESS -- Marketing".

         In order to fund its planned death-care industry marketing program, the Company will require approximately $2 million.




                                       -5

RESULTS OF OPERATIONS

       The following table sets forth certain operating information regarding the Company:


                                     NINE MONTH
                                    PERIOD ENDED
                                  SEPTEMBER 30, 1999      YEAR ENDED          YEAR ENDED

                                      (UNAUDITED)      DECEMBER 31, 1998   DECEMBER 31, 1997
                                      -----------      -----------------   -----------------
Revenues                               $  10,444           $   2,263           $  43,945

Cost of Goods Sold                     $   1,238           $     532           $   2,524

Net Earnings (Loss)                    $(426,388)          $(648,207)          $(118,330)

Net Earnings (Loss) Per Share          $    (.43)          $    (.07)          $    (.02)


      The following summary table presents comparative cash flows of the Company for the fiscal years ended December 31, 1997 and December 31, 1998, and for the nine months ended September 30, 1999.


                                     NINE MONTH
                                    PERIOD ENDED
                                  SEPTEMBER 30, 1999      YEAR ENDED          YEAR ENDED

                                      (UNAUDITED)      DECEMBER 31, 1998   DECEMBER 31, 1997
                                      -----------      -----------------   -----------------
Net cash used in operating
activities                              $210,676            $409,716            $ 56,060

Net cash used in investing
activities                              $ 17,144            $227,940            $141,431

Net cash provided by financing
activities                              $235,237            $634,038            $258,175


      The Company had cash balances totaling $11,334 at December 31, 1998, and $18,751 at September 30, 1999.


CAPITAL RESOURCES

      The Company's capital resources have been provided primarily from capital contributions from its shareholders. During fiscal 1998, the Company made an offering of its Common Stock under Rule 504 of Regulation D under the Securities Act of 1933 which realized $800,000 in subscriptions.

LIQUIDITY

      The ability of Company to satisfy its obligations depend in part upon its ability to reach a profitable level of operations.

ITEM 3. PROPERTIES

      The Company leases its principal executive offices located in Margate, New Jersey at no cost from John and Maria DePhillipo. John DePhillipo is the Chief Executive Officer and President and a member of the Board of Directors of



                                       -6
the Company, and Maria DePhillipo is the owner of 14.0% of the shares of the Company's Common Stock.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

       The total number of shares of Common Stock of the Company beneficially owned by each of the officers and directors of the Company, and all of such directors and officers as a group, all beneficial owners of 10% or more of the Company's Common Stock and their percentage ownership of the outstanding Common Stock of the Company as of September 30, 1999, are as follows:

                                     No. of                % of
                                     Shares           Outstanding(1)
                                     ------           --------------
Dr. Robert P. Ricciardi(2)          4,250,000             34.15%
137 Forge Road
Glen Mills, PA 19342

John R. DePhillipo(3)               2,886,800             25.12%
100 S. Thurlow Avenue
Margate, NJ 08402

Edmund T. and Linda J
DelGuercio, as tenants
by the entireties                   2,250,000             21.54%
7 Forrest Lake Drive
Media, PA 19067

Cede & Co.(4)                       1,827,490             17.50%
P.O. Box 222
Bowling Green Station
New York, New York 10274

All officers and
directors a group
(2 persons)                         7,886,800             52.89%
                                    ---------             -----



(1) Includes 10,293,861 shares currently outstanding, options to acquire 3,800,000 shares and warrants to acquire 314,375 shares.

(2) Includes options to acquire 1,000,000 shares at an exercise price of $.10 per share and options to acquire 1,000,000 shares at an exercise price of $1.00 per share.

(3) Includes 1,436,800 shares owned by Maria DePhillipo, spouse of John R. DePhillipo, all of whose shares are attributed to Mr. DePhillipo solely for purposes of this presentation, 250,000 shares owned by trusts, the beneficiaries of whom are minor children of Mr. DePhillipo and the trustee of whom is Maria DePhillipo, all of which shares are attributed to Mr. DePhillipo solely for purposes of this presentation, options to acquire 200,000 shares at an exercise price of $.10 per share, and options to acquire 1,000,000 at an exercise price of $1.00 per share.

(4) Cede & Co. Is a nominee holder of shares of Common Stock of the Company as a depository for brokerage firms and others.


ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.
         The directors and executive officers of the Company are as follows:

NAME                            AGE                  POSITION
---                             ---                  --------
John R. DePhillipo              58                   Chairman, Chief
                                                     Executive Officer, President
                                                     Secretary and
                                                     Director

Robert P. Ricciardi             52                   Treasurer and
                                                     Director


                                       -7

         John R. DePhillipo - Mr. DePhillipo, educated at Temple University in Business Administration, served from 1990 to 1994 as the Chairman/CEO of Applied Safety, Inc., which developed a retro-fit driver's side airbag for installation in new or used vehicles. In August, 1994, Applied Safety ceased operations and entered into a license and royalty agreement with a New York Stock Exchange company which was a worldwide manufacturer and supplier of airbags. In October of 1995, after a lawsuit was filed in Florida by the other party seeking to terminate the agreement and avoid future royalty payments, Applied Safety filed for protection under Chapter 11 of the U.S. Bankruptcy Code, Case #95-17950 DAS. In September 1997, Applied Safety's plan was confirmed by the bankruptcy court, and Applied Safety has emerged from bankruptcy.

         Robert P. Ricciardi, Ph.D. - Dr. Robert Ricciardi is a Professor of Microbiology at the University of Pennsylvania, where he is Chairman of the Microbiology and Virology Program of the Molecular Biology Graduate Group. He received his Ph.D. from the University of Illinois at Urbana in cellular biology. He was a postdoctoral fellow at Brandeis University and Harvard Medical School in the Department of Biological Chemistry and was awarded fellowships by the American Cancer Society, National Institutes of Health and Charles A. King Trust. He developed one of the first techniques in molecular biology which has been widely used both to map genes and determine the proteins they encode. While most of his research has centered on basic mechanisms of cancer, he has developed, patented and has a patent pending for recombinant delivery vectors for use as vaccines and for potential use in gene therapy. Dr. Ricciardi has served as a consultant to The National Institutes of Health, Smith Kline and Beckman's Department of Molecular Genetics, and Children's Hospital of Philadelphia's Department of Infectious Disease. He has authored 55 publications, has been awarded a NATO Visiting Professorship at Ferrara Medical School, Italy, and has been an invitational speaker at various scientific meetings and a seminar guest speaker at the Mayo Clinic and Johns Hopkins University.

ITEM 6.  EXECUTIVE COMPENSATION.

         Since its inception and until the execution of an employment agreement in February 1998, in lieu of salary the Company loaned funds periodically to Mr. DePhillipo in consideration of his substantially full-time service on its behalf. The loans totaled $41,270 in 1994, $175,000 in 1995, $120,650 in 1996
$108,650 in 1997, $205,387 in 1998 and $93,250 in 1999. Each loan bears interest at the minimum imputed rate, as determined under Section 1274(d) of the Internal Revenue Code. The balance on these loans as of September 30, 1999 was $742,755. It is possible that these loans could be treated as compensation for federal and state income tax purposes.

         Mr. DePhillipo has executed notes payable to the Company to evidence his obligations on account of the loans. Under the terms of his obligations, in repayment thereof, Mr. DePhillipo will have the right, at any time on or before December 31, 2003, to transfer to the Company, at their then fair market value, shares of the Company's Common Stock. Any transfer not in full satisfaction of the obligation will first be applied to accrued interest and then to principal. No payments of interest or principal shall be due on account of the loans prior to December 31, 2003. Fair market value of the Company's Shares shall be equal to the average between the bid and asked price in the market in which it is publicly-traded on the last date on which such trades occurred prior to the transfer of shares from Mr. DePhillipo to the Company. If the Shares are not publicly-traded, fair market value shall be determined by appraisal by the Company's accountant then serving, which appraisal shall be final and binding upon both Mr. DePhillipo and the Company.



                                       -8

         The employment agreement between Mr. DePhillipo and the Company dated February 24, 1998, which provides for an initial salary of $125,000 per year, an initial term of five (5) years, benefits, a grant of options to acquire 1,200,000 Shares at an exercise price of $.10 per share, 600,000 of which have vested with the remaining balance vesting in equal annual installments of 200,000 each commencing January 1, 2000, registration rights and a two (2) year restrictive covenant.

         The Company has entered into a consulting agreement with Dr. Ricciardi dated February 24, 1998, which provides for initial compensation of $30,000 per year in 1998 and $60,000 per year in 1999, an initial term of five (5) years, the grant of options to acquire 1,000,000 Shares at an exercise price of $.10 per Share, 400,000 of which have vested with the remaining balance vesting in four (4) equal annual installments of 200,000 each commencing January 1, 2000, registration rights and requires Dr. Ricciardi to perform eight (8) hours of consulting service per week.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

         Since its inception and until the execution of an employment agreement in February 1998, in lieu of salary the Company loaned funds periodically to Mr. DePhillipo in consideration of his substantially full-time service on its behalf. The loans totaled $41,270 in 1994, $175,000 in 1995, $120,650 in 1996
$108,650 in 1997, $205,387 in 1998 and $93,250 in 1999. Each loan bears interest at the minimum imputed rate, as determined under Section 1274(d) of the Internal Revenue Code. The balance on these loans as of September 30, 1999 was $742,755. If the Internal Revenue Service were to take the position, and successfully maintain, that any of such loans should have been treated as compensation, both the Company and Mr. DePhillipo would be liable for income taxes, plus interest and penalties. The state of New Jersey, where Mr. DePhillipo resides, could also take a similar position and seek to collect income and other taxes.

         Mr. DePhillipo has executed notes payable to the Company to evidence his obligations on account of the loans. Under the terms of his obligations, in repayment thereof, Mr. DePhillipo will have the right, at any time on or before December 31, 2003, to transfer to the Company, at their then fair market value, shares of the Company's Common Stock. Any transfer not in full satisfaction of the obligation will first be applied to accrued interest and then to principal. No payments of interest or principal shall be due on account of the loans prior to December 31, 2003. Fair market value of the Company's Shares shall be equal to the average between the bid and asked price in the market in which it is publicly-traded on the last date on which such trades occurred prior to the transfer of shares from Mr. DePhillipo to the Company. If the Shares are not publicly-traded, fair market value shall be determined by appraisal by the Company's accountant then serving, which appraisal shall be final and binding upon both Mr. DePhillipo and the Company.

ITEM 8. DESCRIPTION OF SECURITIES.

       The Company is authorized to issue 75,000,000 shares of Common Stock, $.01 par value. At September 30, 1999, there were 10,293,861 shares of Common Stock issued and outstanding. There were 83 shareholders of record of the Common Stock of the Company as of September 30, 1999.

COMMON STOCK

       Holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors, out of funds legally available, without any preference. Holders of Common Stock are entitled to one vote per share. Cumulative voting is not allowed for purposes of the election of directors. Thus, the holders of more than 50% of the shares voting for directors can elect all directors. The holders of the Common Stock of the



                                       -9

Company have no preemptive rights to purchase new issues of the securities of the Company. There are no redemption or conversion features attached to the Common Stock.

       At the present time, the Company does not intend to pay any dividends on its Common Stock.

       Upon liquidation or dissolution of the Company, holders of Common Stock are entitled to receive pro rata, either in cash or in kind, all of the assets of the Company after payment of debts.

WARRANTS AND OPTIONS

       As of September 30, 1999, there were outstanding 314,375 warrants to acquire shares of Common Stock of the Company and 3,800,000 options to purchase shares of Common Stock of the Company, consisting of 2,000,000 options having an exercise price of $1.00 per share, 800,000 of which have vested, and 1,800,000 options having an exercise price of $.10 per share, 600,000 of which have vested.

PENNSYLVANIA CORPORATE LAW

       The Company is a Pennsylvania corporation, and may become subject to the anti-takeover provisions of the Pennsylvania Business Corporation Law (the "Pennsylvania Law"). In general, Pennsylvania Law prevents take-over offers to acquire equity securities of a Pennsylvania corporation if the offeror would become a beneficial owner of more than 20% of any class of outstanding equity securities, and other similar provisions, subject to certain exceptions such as the written approval of the board of directors. The existence of these provisions would be expected to have an anti-takeover effect, including attempts that might result in a premium over the market price for the shares of Common Stock held by Shareholders.

TRANSFER AGENT AND REGISTRAR

       The transfer agent and registrar for the Common Stock of the Company is StockTrans, Inc., 7 East Lancaster Avenue, Ardmore, Pennsylvania; telephone
(610) 649-7300.

REPORTS TO SHAREHOLDERS

       The Company will furnish its shareholders with annual reports containing the consolidated financial statements of the Company examined by independent certified public accountants. The Company may distribute other reports to the Shareholders as it deems appropriate.






                                      -10

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

GENERAL

       The Common Stock of the Company is traded on the NASDAQ Bulletin Board over-the-counter market, and is quoted under the symbol GNLK.

MARKET PRICE

         The Company's Commons Stock has been traded since November, 1998. The Company's market maker is Olsen, Payne & Company, 215 South State Street, Suite 750, Salt Lake City, Utah 84110.

         The following table sets forth the range of high and low closing bid prices per share of the Common Stock of the Company as reported or the NASDAQ Bulletin Board for the periods indicated.

Year Ended December 31, 1998                        High Bid(1)              Low Bid(1)
----------------------------                        --------                 -------
         3rd Quarter..........................      Unpriced                 Unpriced

         4th Quarter..........................      $1.31                    $.94

Year Ending December 31, 1999
-----------------------------
         1st Quarter .........................      $1.41                    $.50

         2nd Quarter..........................      $0.88                    $.25

         3rd Quarter..........................      $0.63                    $.18

-------------------------------------------
(1) The Company is unaware of the factors which resulted in the significant fluctuations in the prices per share during the periods being presented, although it is aware that there is a thin market for the Common Stock, that there are frequently few shares being traded and that any sales activity significantly impacts the market.

The closing bid and ask prices of the Common Stock of the Company on November 8, 1999, were $.125 and $.50, respectively.

DIVIDENDS

       The Company has not paid any dividends on its Common Stock and does not expect to do so in the foreseeable future. The Company intends to apply its earnings, if any, in expanding its operations and related activities.

       The payment of cash dividends in the future will be at the discretion of the Board of Directors and will depend upon such factors as earnings levels, capital requirements, the Company's financial condition and other factors deemed relevant to the Board of Directors. In addition, the Company's ability to pay dividends may become limited under future loan agreements of the Company which may restrict or prohibit the payment of dividends.



                                      -11

ITEM 2. LEGAL PROCEEDINGS.

       The Company may become subject to legal proceedings and claims which arise in the ordinary course of business. The Company's management does not expect that the results in any of these legal proceedings will have a material adverse effect on the Company's financial condition or results of operations.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

         None.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

         In 1997, four investors converted notes aggregating $40,000 plus accrued interest into 50,850 Shares at a price of $.83 per Share pursuant to Rule 506 of Regulation D under the Securities Act of 1933.

         In March 1998, the Company converted an aggregate of $175,000 principal amount of its 9% Subordinated Notes, plus accrued interest and warranties to acquire Common Stock, into 242,847 Shares at a conversion price of $.72 per Share pursuant to Rule 506 of Regulation D under the Securities Act of 1933, and the Company converted an aggregate of $156,500 principal amount of short-term loans, plus accrued interest, made to the Company in November and December 4, 1997 into 208,665 Shares, at a conversion price of $.75 per share pursuant to Rule 504 of Regulation D under the Securities Act of 1933.

         Also in March 1998, the Company granted an aggregate of 30,000 Shares to members of its Medical Advisory Board for agreeing to serve on the Medical Advisory Board, and granted 300,000 share to William E. Parisi pursuant to a settlement agreement entered into between the Company and Mr. Parisi, each issued pursuant to Rule 506 of Regulation D under the Securities Act of 1933.

         In fiscal 1998, the Company issued 800,000 shares of its Common Stock for 800,000 in a limited offering made in reliance upon Rule 504 of Regulation D under the Securities Act of 1933. Upon completion of the offering, the Company granted Shannon/Rosenbloom Marketing, Inc. 250,000 shares of its Common Stock for marketing and promotional services rendered pursuant to Rule 506 of Regulation D of the Securities Act of 1933 and sold to Shannon/Rosenbloom Marketing, Inc. 250,000 shares of its Common Stock for $25,000 pursuant to Rule 504 of Regulation D under the Securities Act of 1933.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         The provisions of the Pennsylvania Business Corporation Law provides for the indemnification of the directors and officers of the Company. These provisions generally permit indemnification of directors and officers against certain costs, liabilities and expenses of any threatened, pending or completed action, suit or proceeding that any such person may incur by reason of serving in such positions if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such persona had been adjudged to be liable to the corporation, unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstance of the case, such person is fairly and reasonably entitled to indemnity for such expenses which a court shall deem proper. Any determination that indemnification of a director or an officer, unless ordered by the court, must be made by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum; or by a committee of such directors designated by majority vote of such directors even though less than a quorum; or if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion; or by the shareholders.






                                      -12

                                    PART F/S

Item 1. Financial Statements

                          INDEX TO FINANCIAL STATEMENTS

  Independent Auditor's Report..........................................................F-1

  Balance Sheets, December 31, 1998 and December 31, 1997...............................F-2

  Statements of Operations and Retained Earnings (Deficit), Years ended
  December 31, 1998 and December 31, 1997...............................................F-4

  Statements of Changes in Stockholder Equity, Years Ended December 31, 1998 and 1997...F-5

  Statements of Cash Flow, Years ended December 31, 1998 and 1997.......................F-6

  Notes to Financial Statements.........................................................F-8

  Independent Auditor's Report..........................................................F-24

  Balance Sheets, September 30, 1999 and 1998 (unaudited)...............................F-25

  Statements of Operations and Retained Earnings (Deficit), Nine months ended
  September 30, 1999 and 1998(unaudited)................................................F-27

  Statements of Changes in Stockholder's Equity, Nine months ended September 30, 1999 and 1998(unaudited)...................................................................F-28

  Statements of Cash Flow, Nine months ended September 30, 1999 and 1998(unaudited).....F-29

  Notes to Financial Statements.........................................................F-31

To the Board of Directors and Stockholders
GeneLink, Inc.
(A Development Stage Company)
Margate, New Jersey

We have audited the accompanying balance sheets of GeneLink, Inc. (a development stage company)as of December 31, 1998 and 1997, and the related statements of income, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GeneLink, Inc. as of December 31, 1998 and 1997, and the results of its operation and its cash flows for the years then ended in conformity with generally accepted accounting principles.

The related statements of income, retained earnings and cash flows for the period from September 21, 1994 (Date of Inception) to December 31, 1998 have been compiled by us and we did not audit or review those financial statements, and accordingly, expressed no opinion or other form of assurance on them.



                                                    SIEGAL & DROSSNER, P.C.
                                                    Certified Public Accountants

March 12, 1999

                                 GENELINK, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                                  BALANCE SHEET
                            DECEMBER 31, 1998 & 1997

                                     ASSETS
                                     ------

                                               1998                1997
                                               ----                ----
CURRENT ASSETS
   Cash                                     $  11,334           $  72,918
   Accounts Receivable                            198                   0
   Inventory                                   11,272              10,587
   Prepaid Expenses                            19,426              13,171
                                            ---------           ---------

TOTAL CURRENT ASSETS                           42,230              96,676
                                            ---------           ---------

LONG TERM RECEIVABLE
   Advances to Officers                       725,611             613,169
                                            ---------           ---------

FIXED ASSETS
   Office Furniture                             1,154                   0
   Office Equipment                            14,126               8,355
   Leasehold Improvements                      50,000                   0
                                            ---------           ---------
                                               65,280               8,355
   Less:  Accumulated Depreciation            (8,613)              (5,251)
                                            ---------           ---------

TOTAL PROPERTY AND EQUIPMENT                   56,667               3,104
                                            ---------           ---------

OTHER ASSETS
   Deposits                                     1,640                 600
   Organization Costs                          86,976              86,976
   Patent                                       3,229               3,229
                                            ---------           ---------
                                               91,845              90,805
   Less:  Accumulated Amortization            (70,526)            (52,916)
                                            ---------           ---------

TOTAL OTHER ASSETS                             21,319              37,889
                                            ---------           ---------
TOTAL ASSETS                                $ 845,827           $ 750,838
                                            =========           =========


See Accountants' Auditors Report.

                                 GENELINK, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                                  BALANCE SHEET
                            DECEMBER 31, 1998 & 1997

                      LIABILITIES AND STOCKHOLDERS' EQUITY
                      ------------------------------------

                                                    1998                1997
                                                    ----                ----
CURRENT LIABILITIES
   Accounts Payable                            $    87,613           $ 128,516
   Accrued Payroll Taxes                               822               1,582
   Accrued Interest                                      0              15,069
   Accrued Expenses                                 32,325              19,438
   Accrued Compensation                             30,000                   0
   Notes Payable - Current Portion                       0             331,500
   Loans Payable Affiliates -
       Current Portion                               6,500              24,000
                                               -----------           ---------

TOTAL CURRENT LIABILITIES                          157,260             520,105
                                               -----------           ---------

LONG-TERM LIABILITIES
   Loans Payable Affiliates -
           Net of current portion                   30,000              36,500
                                               -----------           ---------

STOCKHOLDERS' EQUITY
   Common Stock, $.01 par value,
         75,000,000 shares authorized
         9,643,861 and 102,678 shares
     issued and outstanding as of
     December 31, 1998 & 1997
     respectively                                   96,439               1,027
   Additional Paid-in Capital                    1,554,277             537,148
   Deficit Accumulated during
         the development stage                    (992,149)           (343,942)
                                               -----------           ---------

TOTAL STOCKHOLDERS' EQUITY                         658,567             194,233
                                               -----------           ---------

TOTAL LIABILITIES AND
     STOCKHOLDERS' EQUITY                      $   845,827           $ 750,838
                                               ===========           =========


See Accountants' Auditors Report.

                                 GENELINK, INC.
                         (A DEVELOPMENT STAGE COMPANY)
            STATEMENT OF OPERATIONS AND RETAINED EARNINGS (DEFICIT)
                  FOR THE YEARS ENDED DECEMBER 31, 1998 & 1997
           AND FOR THE PERIOD SEPTEMBER 21, 1994 (DATE OF INCEPTION)
                              TO DECEMBER 31, 1998

                                                                                                (UNAUDITED)
                                                         FOR THE             FOR THE              9/21/94
                                                        YEAR ENDED          YEAR ENDED      (DATE OF INCEPTION)

                                                         12/31/98            12/31/97           TO 12/31/98
                                                         --------            --------           -----------
REVENUE                                                 $     2,263         $    43,945         $   220,978
                                                        -----------         -----------         -----------

COST OF GOODS SOLD                                              532               2,524              34,330
                                                        -----------         -----------         -----------

GROSS PROFIT                                                  1,731              41,421             186,648
                                                        -----------         -----------         -----------

EXPENSES
  Selling, general and
     administrative                                         301,274             110,087             645,928
  Consulting                                                241,352                 620             279,432
Professional fees                                            85,668              40,370             186,860
  Advertising and promotion                                  40,139               7,362              83,389
Amortization and depreciation                                20,972              19,281              79,139
                                                        -----------         -----------         -----------
                                                            689,405             177,720           1,274,748
                                                        -----------         -----------         -----------

INTEREST EXPENSE                                              4,219              15,406              19,734
                                                        -----------         -----------         -----------

INTEREST INCOME                                              43,686              33,375             115,685
                                                        -----------         -----------         -----------

NET LOSS BEFORE PROVISION
   FOR INCOME TAXES                                        (648,207)           (118,330)           (992,149)
                                                        -----------         -----------         -----------

PROVISION FOR INCOME TAXES                                        0                   0                   0
                                                        -----------         -----------         -----------

NET LOSS                                                   (648,207)           (118,330)           (992,149)

ACCUMULATED DEFICIT-
   BEGINNING                                               (343,942)           (209,524)                  0
                                                        -----------         -----------         -----------

PRIOR PERIOD ADJUSTMENTS                                          0             (16,088)                  0
                                                        -----------         -----------         -----------

ACCUMULATED DEFICIT-ENDING                              $  (992,149)        $  (343,942)        $  (992,149)
                                                        ===========         ===========         ===========

EARNINGS PER SHARE
            Basic                                       $      (.07)               (.02)
            Diluted                                     $      (.07)               (.02)
            Weighted Average common shares                9,018,348           7,687,200
                                                        -----------         -----------
            Weighted Average common shares
             and diluted potential common shares          9,558,348           7,687,200
                                                        -----------         -----------


See Accountants' Auditors Report.

                                 GENELINK, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                  FOR THE YEARS ENDED DECEMBER 31, 1998 & 1997

                                                                                 Deficit
                          Common Stock                                         Accumulated
                             No. of                         Additional           During
                             Shares          Dollar           Paid-in          Development
                             Issued          Amount           Capital             Stage             Total
                             ------          ------           -------             -----             -----
BALANCE,
JANUARY 1, 1997               102,000        $ 1,020        $   478,280         $(209,524)        $ 269,776

Issuance of common
stock for debt (net)              678              7             43,168            43,175

Prior Period
Adjustment                          0              0             15,700           (16,088)             (388)

Net (Loss)                          0              0                  0          (118,330)         (118,330)
                            ---------        -------        -----------         ---------         ---------

BALANCE,
DECEMBER 31, 1997             102,678        $ 1,027        $   537,148         $(343,942)        $ 194,233
                            =========        =======        ===========         =========         =========

Stock Split
75 for 1                    7,598,172         75,982            (75,982)                0                 0

Issuance of
common stock
for cash (net)                800,000          8,000            633,810                 0           641,810

Issuance of
common stock
for services
performed                     691,499          6,915            113,085                 0           120,000

Issuance of
common stock,
exchanged for debt            451,512          4,515            346,216                 0           350,731

Net (loss)                          0              0                  0          (648,207)         (648,207)
                            ---------        -------        -----------         ---------         ---------

BALANCE,
DEC. 31, 1998               9,643,861        $96,439        $ 1,554,277         $(992,149)        $ 658,567
                            =========        =======        ===========         =========         =========


See Accountants' Auditors report.

                                 GENELINK, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF CASH FLOWS
                  FOR THE YEARS ENDED DECEMBER 31, 1998 & 1997
             AND THE PERIOD SEPTEMBER 21, 1994 (DATE OF INCEPTION)
                              TO DECEMBER 31, 1998

                                                                                         (UNAUDITED)
                                                       FOR THE           FOR THE            9/21/94
                                                        YEAR              YEAR             (DATE OF
                                                        ENDED             ENDED           INCEPTION)
                                                       12/31/98          12/31/97        TO 12/31/98
                                                       --------          --------        -----------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net Income (Loss)                                  $(648,207)        $(118,330)        $(992,149)

  Adjustments to reconcile net income to net
  cash provided (used) by operating activities
      Depreciation and Amortization                      20,972            19,281            79,139
      Prior Period Adjustments (Net)                          0              (388)                0
      Common Stock issued for services                  238,501                 0           254,201
 (Increase) decrease in assets
         Accounts Receivable                               (198)                0              (198)
         Inventory                                         (685)              (90)          (11,272)
 Prepaid expenses                                        (6,255)          (13,171)          (19,426)
         Increase (decrease) in liabilities
               Accounts payable                         (40,902)           23,960            87,614
         Accrued payroll taxes                             (760)            1,011               822
         Accrued interest                               (15,069)           12,229                 0
         Accrued expenses                                12,785            19,438            32,223
         Accrued marketing expenses                         102                 0               102
         Accrued compensation                            30,000                 0            30,000
                                                      ---------         ---------         ---------
             Net cash provided (used)
               by operating activities                 (409,716)          (56,060)         (538,944)
                                                      ---------         ---------         ---------

CASH FLOWS FROM INVESTING ACTIVITIES
   Purchase of property and equipment                   (56,926)                0           (65,281)
   Increase in organization costs                             0                 0           (90,205)
   Deposit on utilities                                  (1,040)                0            (1,640)
   Advances to Officers                                (227,940)         (141,431)         (841,109)
                                                      ---------         ---------         ---------
   Net cash provided(used)by investing
     activities                                        (285,906)         (141,431)         (998,235)
                                                      ---------         ---------         ---------


See Accountants' Auditors Report.

                                 GENELINK ,INC.
                          (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF CASH FLOWS
                  FOR THE YEARS ENDED DECEMBER 31, 1998 & 1997
              AND THE PERIOD SEPTEMBER 21, 1994 (DATE OF INCEPTION)
                              TO DECEMBER 31, 1998

                                                                                   (UNAUDITED)
                                                  FOR THE          FOR THE           9/21/94
                                                   YEAR              YEAR           (DATE OF
                                                   ENDED            ENDED           INCEPTION)
                                                  12/31/98         12/31/97        TO 12/31/98
                                                  --------         --------        -----------
CASH FLOWS FROM FINANCING ACTIVITIES
   Net Interest Accrued on Subordinated
      debt/advances converted to stock           $  16,228         $      0        $   16,228
   Proceeds (repayments) from loans and
    notes payable                                  (24,000)         258,175           411,175
   Proceeds from issuance of common
      stock (net)                                  641,810                0         1,121,110
                                                 ---------         --------        ----------
   Net cash provided by financing
      activities                                   634,038          258,175         1,548,513
                                                 ---------         --------        ----------

NET INCREASE (DECREASE) IN CASH
Cash, beginning of year                            (61,584)          60,684            11,334

Cash, end of year                                   72,918           12,234                 0
                                                 ---------         --------        ----------
                                                 $  11,334         $ 72,918            11,334
                                                 =========         ========        ==========

SUPPLEMENTAL DISCLOSURES

   Income taxes paid                             $       0         $      0                 0
                                                 ---------         --------        ----------
   Interest paid                                         0              109               109
                                                 ---------         --------        ----------

  Non-cash Financing transactions:
    Conversion of Debt to Stock                  $ 331,500         $ 43,175           374,675
                                                 ---------         --------        ----------

    Repayment of Officers Loan with Stock        $ 118,501         $      0        $  118,501
                                                 ---------         --------        ----------


See Accountants' Auditors Report.

                                 GENELINK, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                  FOR THE YEARS ENDED DECEMBER 31, 1998 & 1997

NOTE 1 -          ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

                  BUSINESS ORGANIZATION

                  The Company was organized to offer to the public the safe collection and preservation of a family's DNA material for later use by the family to determine genetic linkage.

                  The Company is the successor by merger to a Delaware Corporation organized under the same name on September 21, 1994. Prior to the merger, which occurred in February, 1995, the predecessor entity engaged in no operations. The Company's executive offices are located in Margate, New Jersey.

                  BUSINESS ACTIVITY

                  The Company was founded in response to the explosion of information being generated in the field of human molecular genetics. Scientists are discovering an increasing number of connections between genes and specific diseases. These findings are a direct result of the National Institutes of Health Genome Project, which has as its goal the total mapping of the human genome by the year 2005. Doctors and scientists have known for years that many individuals and their family members are predisposed to certain diseases. This inherited disposition is contained within DNA. DNA, the hereditary material of life, is contained in all of the genes which make up who we are. If one of these genes is defective it can cause disease. There are more than 100,000 genes in the human body, all of which are in charge of the transmission of hereditary characteristics. More than 4,500 diseases are genetically based.

                  Future generations could benefit from the DNA store of knowledge. For this reason, the Company has created a DNA banking service that stores DNA before an individual dies. This DNA can be used to establish whether or not the disease or disorder that caused death was genetic in origin. As researchers continue to identify diseases linked to defective genes, living family members can use the stored DNA to discover if they are at risk for certain diseases such as cancer. DNA banking shifts the emphasis from diagnosis and treatment, to disease prediction and prevention. It allows future generations to access their family genetic history.

See Accountants' Auditors report.

                                 GENELINK, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                  FOR THE YEARS ENDED DECEMBER 31, 1998 & 1997

NOTE 1 -          ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

                  BUSINESS ACTIVITY (CONTINUED)

                  The Company, during 1994 raised $120,000 from seven individual investors. During 1995 and 1996 the Company completed a private placement offering whereby the Company received $375,000. During 1997, the Company converted debt of approximately $40,000 into equity.

                  During 1998, the Company offered a private placement offering of 800,000 shares at $1.00 per share.

                  As of November 25, 1998 the Company's stock began trading under the symbol "GNLK" on the OTC Bulletin Board.

                  THE PRODUCT

                  The Company has developed a DNA Collection Kit for the collection of DNA specimens of its clients. No licensing or training is necessary for the collection by the client of his or her DNA specimen. The collection process, which uses six swabs, is self administered and takes less than five minutes to complete. The client forwards the swabs to the University of North Texas Health Science Center at Fort Worth (UNTHSC) and completes and forwards a data form to the Company. Specimens can be collected during an individual's lifetime or up to 36 to 40 hours after death.

                  UNTHSC will store the DNA specimens for 25 years. Upon the client's request, and upon the payment of a retrieval fee, the stored DNA specimen can be retrieved and sent to a laboratory for testing. More than one test can be made on the same DNA specimen.

NOTE 1 - A SUMMARY OF THE SIGNIFICANT ACCOUNTING POLICIES OF THE COMPANY APPLIED IN THE PREPARATION OF THE ACCOMPANYING FINANCIAL STATEMENTS ARE AS FOLLOWS:

                  CASH AND CASH EQUIVALENTS

                  Highly liquid debt instruments purchased with a maturity of three months or less are considered to be cash equivalents. At times cash and cash equivalents may exceed insured limits. The Company maintains some cash balances with Merrill Lynch, which is SIPC insured up to $300,000.

See Accountants' Auditors report.

                                 GENELINK, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                  FOR THE YEARS ENDED DECEMBER 31, 1998 & 1997

NOTE 1 - A SUMMARY OF THE SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

                  USE OF ESTIMATES

                  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                  PROPERTY AND EQUIPMENT

                  Property and equipment are stated at cost. Expenditures for maintenance and repairs are charged against operations. Renewals and betterments that materially extend the life of the assets are capitalized. Depreciation is computed using the straight line method over the estimated useful lives of the related assets. Depreciation expense amounted to $3,362 and $1,670 for the years ended December 31, 1998 & 1997 respectively.

                  REVENUE AND COST RECOGNITION

                  Revenues are recorded when the kits are sold as opposed to when monies are received. Direct costs related to sale of kits include purchase of kits, samples and delivery expense. The direct costs of kits are recognized at time of sale to the customers as opposed to the time of purchase by GeneLink, Inc. from vendor. Kits purchased by GeneLink, Inc. not yet sold remain in inventory.

                  AMORTIZATION OF ORGANIZATION COSTS AND PATENT

                  Expenses and patents incurred in connection with the formation of the Company have been capitalized and are amortized over five years and fifteen years, respectively, on a straight-line basis. The Company has filed for and has patents pending in the USA and foreign countries on its' method of DNA gathering, which patent application is pending. The Company has received trademark for its' name and logo and for the name "DNA Collection Kit(TM)". Amortization expense amounted to $17,610 and $17,611 during the year ended December 31, 1998 and 1997 respectively.

See Accountants' Auditors report.

                                 GENELINK, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                  FOR THE YEARS ENDED DECEMBER 31, 1998 & 1997

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

                  INVENTORY

                  Inventory consists of kits held for resale. Inventory is valued at the lower of cost (using the first-in, first-out method) or market.

                  INCOME TAXES

                  The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") NO. 109, "ACCOUNTING FOR INCOME TAXES", which requires the use of an asset and liability approach for financial accounting and reporting for income taxes. Under this method, deferred tax assets and liabilities are recognized based on the expected future tax consequences of temporary differences between the financial statement carrying amounts and tax basis of assets and liabilities as measured by the enacted tax rates that are expected to be in effect when taxes are paid or recovered.

                  LONG LIVED ASSETS

                  The Company reviews for the impairment of long-lived assets and certain identifiable intangibles whenever events or changes indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when estimated future cash flows expected to result from the use of an asset and its eventual disposition are less than its carrying amount. The Company has not identified any such impairment losses during 1998 and 1997.

                  STOCK SPLIT

                  In February , 1998, the Company's Board of Directors authorized a seventy-five for one split effected in the form of a 100% tax-free stock dividend distributed on February 4, 1998 to stockholders of record as of January 31, 1998. Stockholders' equity at December 31, 1998 reflects the retroactive effect of the stock split by reclassifying from additional capital to common stock the par value of the additional shares arising from the split.


See Accountants' Auditors report.

                                 GENELINK, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                  FOR THE YEARS ENDED DECEMBER 31, 1998 & 1997

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

                  PER SHARE DATA
                  Effective November 12, 1998, the Company adopted SFAS No. 128, "Earnings Per Share." The provisions of SFAS No. 128 establish standards for computing and presenting earning per share
                  (EPS). This standard replaces the presentation of primary EPS with a presentation of basic EPS. Additionally, it requires dual presentation of basic and diluted EPS for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the diluted EPS computation. Per share amounts for all periods presented have been restated to conform with the provisions of SFAS No. 128.

                  STOCK OPTIONS
                  Prior to January 1, 1996, the Company accounted for its stock option plans in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations . As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. On January 1, 1998, the Company adopted SFAS No. 123, Accounting for Stock-Based Compensation, which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made in future years as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide pro forma disclosure provisions of SFAS No. 123.

                  The following schedule summarizes stock option activity and status as of December 31, 1998:

                           Outstanding at Beginning of Year                    0
                           Granted                                     2,200,000
                           Vested                                        600,000
                           Exercised                                           0
                           Cancelled                                           0
                                                                       ---------
                           Outstanding at End of Year                    600,000
                                                                       =========

See Accountants' Auditors report.

                                 GENELINK, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                      FOR THE YEARS ENDED DECEMBER 31, 1998

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

                  EARNINGS PER SHARE

                  Earnings per share are calculated under the provisions of Statement of Financial Accounting Standards (SFAS) No. 128 "Earnings Per Share." The following data shows the amounts used in computing earnings per share and the effect on income and the weighted average number of shares of dilutive potential common stock:

                           BASIC EARNINGS PER SHARE:                        1998               1997*
                           -------------------------                        ----               ----
                                    Net Loss                            $  (648,207)          (118,330)
                                                                        -----------         ----------

                                    Average Common Stock
                                    Outstanding                           9,018,348          7,687,200
                                                                        -----------         ----------

                                    Basic earning per share             $      (.07)              (.02)
                                                                        -----------         ----------

                           DILUTED EARNINGS PER SHARE:
                           ---------------------------

                                    Net Loss available for
                                    Common Stock and dilutive
                                    securities                          $  (648,207)          (118,330)
                                                                        -----------         ----------

                                    Average Common Stock
                                    Outstanding                           9,018,348          7,687,200
                                                                        -----------         ----------

                                    Additional common shares
                                    resulting from Stock Options            540,000                 --
                                                                        -----------         ----------

                                    Average Common Stock and
                                    dilutive stock outstanding            9,558,348          7,687,200
                                                                        -----------         ----------

                                    Diluted earnings per share          $      (.07)              (.02)
                                                                        -----------         ----------


* Outstanding Shares have been restated to reflect stock split

See Accountants' Auditors report.

                                 GENELINK, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                      FOR THE YEARS ENDED DECEMBER 31, 1998

NOTE 2 -          DEVELOPMENT STAGE OPERATIONS

                  The Company which was formed in 1994, since its inception has had limited operations and its focus has predominantly been on raising capital and completing the research and development of its product in order to market it according to the Company's business plans.

                  The deficit accumulated during the development stage was $992,149 which included a loss of $343,942 from the inception of the Company through December 31, 1997. During 1996 and 1998, the Company issued common stock, in connection with services. Certain services were charged to operations and other amounts were offset to additional paid in capital, as they were directly attributable to raising capital. The shares were valued at the fair market value at time of issuance per FAS No. 123 (Financial Accounting Series "For Stock Based Compensation.")


NOTE 3 -          ADVANCES TO OFFICER

                  Advances to officer represents loans and accrued interest of $725,611 and $613,169 at December 31, 1998 and 1997
                  respectively. The loans accrue interest using the average applicable one-month Federal Rates (AFRs). The AFR used for 1998 and 1997 was 5.43%.

                  The officer has executed notes payable to the Company to evidence his obligation on account of his loans. Under the terms of his obligation, in repayment thereof, the officer will have the right, at any time on or before December 31, 2003, to transfer to the Company, at the then fair market value, shares of the Company's common stock. Any transfer not in full satisfaction of the obligation will first be applied to accrued interest and then to principal. No payments of interest or principal shall be due on account of the loans prior to December 31, 2003. Fair market value of the Company's shares shall be equal to the average between the bid and asked price in the market in which it is publicly-traded on the last date on which such trades occurred prior to the transfer of shares from the officer to the Company.



See Accountants' Auditors report.

                                 GENELINK, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                  FOR THE YEARS ENDED DECEMBER 31, 1998 & 1997

NOTE 4 -          LOANS PAYABLE - AFFILIATES

                  The Company's unsecured long-term debt as of December 31, 1998 and 1997 consists of loans from various shareholders with no stated repayment terms; however, the Company's Board of Directors approved the payment of $3,000 per month on one of the loans starting in April, 1998 with no interest being accrued.

                                                                1998            1997
                                                                ----            ----
                           Total Obligations                  $ 36,500        $ 60,500
                           Less:  Current Portion              (30,000)        (24,000)
                                                              --------        --------

                                                              $ 15,500          36,500
                                                              ========        ========

NOTE 5 -          NOTES PAYABLE

                  During 1997 the Company entered into short-term subordinated notes with the following lenders:

                       NOTE           AMOUNT OF        INTEREST       DATE
    LENDER             DATE             NOTES            RATE       NOTE DUE
    ------             ----             -----            ----       --------
K.Waldron             12/05/97        $100,000           11.5%      12/05/98
Star Machine          11/18/97          10,000           11.5%      11/18/98
S&S Fam.Ptr           12/08/97          25,000           11.5%      12/08/98
M. Caridi             11/05/97          21,500           11.5%      11/05/98
T. Price              11/20/96          15,000            9.0%      11/20/97
J. Fulmer,Jr          11/09/96          25,000            9.0%      11/09/97
W. Smith              11/08/96          25,000            9.0%      11/08/97
B. DeYoung            11/20/96          10,000            9.0%      11/20/97
D. Canter             4/10/97           25,000            9.0%       4/10/98
Foley & Sound         1/08/97           25,000            9.0%       1/08/98
R. A. Hamilton        7/16/97           50,000            9.0%       7/16/98
                                      --------
                                      $331,500

                  Interest was accrued in the amount of $15,069 as of December 31, 1997.

                  During 1998, the Company converted short-term subordinated notes totaling $331,500 in the aggregate plus accrued interest in the amount of $19,231 into 451,512 shares of common stock.

See Accountants' Auditors report.

                                 GENELINK, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                  FOR THE YEARS ENDED DECEMBER 31, 1998 & 1997

NOTE 5 - NOTES PAYABLE (CONTINUED)

                  CONVERSION OF DEBT TO STOCK

                  During 1997, the following lenders converted their prior Subordinated Notes bearing 9% interest per annum into stock as follows:

                                                                                          DATE
                        NOTE                     INTEREST    CONVERTED       ACCRUED      NO.OF
LENDER                  DATE          NOTES        RATE      TO STOCK       INTEREST      SHARES
------                  ----          -----        ----      --------       --------      ------
S&S Fam. Ptr           9/30/96         5,000       11.5%      4/8/97            299         83
B. DeYoung             7/14/96         5,000       11.5%      4/8/97            422         85
Dr.&Mrs. Ghayad        7/08/96        15,000       11.5%      4/8/97          1,295        256
Dr. Khoury             8/06/96        15,000       11.5%      4/8/97          1,159        254
                                     -------                                 ------        ---
                                     $40,000                                 $3,175        678
                                     =======                                 ======        ===

NOTE 6 -  SALES, PRICING & INTEREST INCOME

                  The following summarizes the Company's sales history:

                                                                              Approximate Sales
                                                              Units                Dollars
                                                              -----                -------
                           1995                                   0               $      0
                           1996                               2,700                175,000
                           1997                                 700                 44,000
                           1998                                  24                  2,200

                  The Company charges funeral homes which purchase kits between $71.00 and $77.50 per kit with a minimum order of 200 kits. The kits are sold to the public by funeral homes at a price of $175.00 to $275.00 per kit. In addition, there is a retrieval fee each time the client desires to have a specimen retrieved from storage and shipped for testing.

                  The UNTHSC charges the Company for each DNA sample stored. The Company has advanced $13,070 and $13,171 as of December 31, 1998 and 1997 respectively against such fees. In addition, the UNTHSC charges the Company fees for the retrieval and shipping of stored DNA specimens upon the request of the Company's clients. The Company charges its clients a fee per retrieval request.

See Accountants' Auditors report.

                                 GENELINK, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                  FOR THE YEARS ENDED DECEMBER 31, 1998 & 1997

NOTE 6 - SALES, PRICING & INTEREST INCOME (CONTINUED)

                  The Company generated interest income as follows:

                                                                   1998           1997
                                                                   ----           ----
                  Interest accrued on Advances to Officers        $35,556        32,782
                  Merrill Lynch, savings account                    8,130           593
                                                                  -------        ------
                                                                  $43,686        33,375
                                                                  =======        ======

NOTE 7 -  OPERATING LEASES

                  The Corporation has various noncancellable operating leases with terms of 24 to 36 months. The following is a schedule of future minimum rentals under the leases at December 31, 1998:

                                            1999        $ 10,849
                                            2000           4,633
                                            2001             764
                                                        --------
                                                          16,246
                           Less Current Portion          (10,849)
                                                        --------
                           Long Term Portion            $  5,397
                                                        ========

NOTE 8 - INCOME TAXES & NET OPERATING LOSSES

                  A reconciliation of the difference between the Company's effective tax rate and the statutory federal income tax rate of 34% for the year ended December 31, 1998 and 1997 is as follows:

                                                                 1998             1997
                                                                 ----             ----
                  Income tax benefit at statutory rate        $ 220,000           43,000
                  State income tax benefit, net of
                    federal effect                               43,000            6,000
                  Increase in Valuation Allowance              (263,000)         (49,000)
                                                              ---------         --------
                                                              $       0         $      0
                                                              =========         ========

                  The deferred tax asset as of December 31, 1998 & 1997 of $263,000 and $49,000 is offset by a valuation allowance of an equal amount because management believes it is more likely than not that such assets will not be realized.

                  The Company has loss carryforwards for the period ending December 31, 1998 of approximately $990,000 expiring in the year 2013.


See Accountants' Auditors report.

                                 GENELINK, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                  FOR THE YEARS ENDED DECEMBER 31, 1998 & 1997

NOTE 9 -          SHAREHOLDERS' EQUITY

         A.   STOCK SPLIT

                  During February 1998, the Company affected a 75-for-1 stock split thereby authorizing the issuance of up to 75,000,000 shares of Common Stock.

                  Stockholders equity has been adjusted to give retro-active effect to the stock split and in addition, all common shares redeemed as a result of the aforementioned stock split were retired. The Company increased its' number of shares authorized from 1,000,000 to 75,000,000 with par value remaining at $.01. There were 9,643,861 and 102,678 shares(prior to stock split) issued and outstanding as of December 31, 1998 and December 31, 1997 respectively.

          B.   CONVERSION OF SUBORDINATED NOTES

                  During February, 1998, the Company converted an aggregate of $175,000 principal amount of its 9% Subordinated Notes, plus accrued interest and warrants to acquire Common Stock into 242,847 shares of restricted stock (after stock split) at a conversion price of $.72 per share. The Company also converted an aggregate of $156,500 principal amount of short-term loans, plus accrued interest, made to the Company during November and December of 1997 into 208,665 shares (after stock split) at a conversion price of $.75 per share.

         C.   PRIVATE PLACEMENT OFFERING MEMORANDUM/STOCK OPTIONS

                  During 1998, GeneLink, Inc. submitted a private placement offering memorandum of 800,000 Shares of its common stock at $1 per share to the residents of New York, New Jersey, Florida and the District of Columbia under Rule 504 of Regulation D, which provides an exemption for limited offerings and sales of securities not exceeding $1,000,000. The proceeds of the offering were used to fund research and development, marketing, working capital, payments of salaries to officers, and general administrative expenses. The Company compensated Shannon/ Rosenbloom Marketing, Inc., $100,000 for marketing, promotional and investor relations services which was paid upon the successful completion of the offering. The offering expenses included travel, consulting fees, "blue sky" fees, legal and accounting expenses.


See Accountants' Auditors report.

                                 GENELINK, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENT
                  FOR THE YEARS ENDED DECEMBER 31, 1998 & 1997

NOTE 9 - SHAREHOLDERS' EQUITY (CONTINUED)

                           In connection with the Private Placement Offering the Company issued the following stock or options to purchase stock as follows:

                           a. 250,000 restricted shares at $.10 per share Shannon/ Rosenbloom for marketing, promotion, and investor relations services rendered at the time the contract was signed.

                           b. The option of Shannon/Rosenbloom to convert $25,000 of its $100,000 fee into 250,000 shares of unrestricted common stock at $.10 per share.

                           The Company valued the 250,000 restricted stock shares and the 250,000 Shares of the unrestricted stock $(25,000 fee converted into stock) at the fair market value at date of issuance per FAS No. 123 @ $.10 each $(50,000) based upon the fair market value of services rendered at that time.

                           c. Options to purchase 2.2 million Shares reserved for issuance to officers.

                           d. 720,000 Shares reserved for future issuance to employees and directors pursuant to incentive stock programs.

                           e. Additionally, the Company granted the aggregate of 30,000 Shares to members of its Medical Advisory Board for agreeing to serve on its Board and 10,000 Shares to a Consultant for services rendered.

NOTE 10 - TRANSACTIONS WITH RELATED PARTIES

                  The Company is dependent, to a large degree, on the services of John DePhillipo, its Chairman and Chief Executive Officer and the Company has entered into a five (5) year employment agreement dated February 24, 1998, at $125,000 per year. Mr. DePhillipo also was granted options to acquire 1,200,000 Shares at $.10 per Share, 400,000 of which vested upon the execution of the employment agreement with the remaining balance vesting in four (4) equal annual installments of 200,000 each commencing January 1, 1999.


See Accountants' Auditors report.

                                 GENELINK, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                  FOR THE YEARS ENDED DECEMBER 31, 1998 & 1997

NOTE 10 - TRANSACTIONS WITH RELATED PARTIES (CONTINUED)

                  Also, in 1998 the Company issued options as part of an employment agreement with Robert Ricciardi, Vice President of Research & Development. This will enable him to acquire shares of the Company's common stock exercisable at the price of $0.10 per share. These options will expire ten years from the execution of the agreement and will vest as follows:

                           (1) 200,000 shares at the execution of the agreement.
                           (2) 200,000 shares each January 1, beginning January
                               1, 1999.

                  The Company has an agreement with the UNTHSC through March, 2006 for the storage of the genetic material obtained using one of the Company's kits. Two (2) doctors associated with the UNTHSC own approximately 20,000 Shares of the Company. The Company has established protocols with the UNTHSC whereby the UNTHSC will receive a sample in an envelope enclosed with the kit, measure the quantity to assure that enough genetic material is present, analyze the sample to extract the DNA and freeze and store the material in the refrigerated area maintained by the UNTHSC making it available for future retrieval.

                  A portion of the Company's operations are conducted by Kelly/Waldron & Company in East Brunswick, New Jersey, which owns 289,333 Shares of the Company. Kelly/Waldron, which provides various services to members of the pharmaceutical industry, acts as the Company's back office, receiving orders and inquiries, processing data and preparing reports for the Company. To date, because of the Company's limited operations and the limited availability of funds, the Company's agreement with Kelly/Waldron does not require it to make any payments to Kelly/Waldron for the latter's services. As its business increases, the Company expects to commence payment of a management fee to Kelly/Waldron on terms to be agreed upon between the parties. It is expected that such arrangement will involve a profit to Kelly/Waldron. As of December 31, 1998 and 1997 the Company owed Kelly/Waldron $19,188 and 19,086 respectively.



See Accountants' Auditors report.

                                 GENELINK, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                  FOR THE YEARS ENDED DECEMBER 31, 1998 & 1997


NOTE 10 - TRANSACTIONS WITH RELATED PARTIES (CONTINUED)

                  MARKETING

                  The Company has assembled a marketing team consisting of 4 individuals focusing on the Insurance Industry, Funeral Industry, Senior Citizen Clinics, Direct Mail Programs and Genetic Counselors. Training has begun in 10 states and will encompass approximately 35 locations for the Funeral Industry.

                  Pursuant to the terms of a marketing agreement, the Company engaged Shannon/Rosenbloom to perform marketing, promotional and investor relations services for the Company. The services rendered by Shannon/Rosenbloom included the dissemination and publication of the Company's information materials to Shannon/Rosenbloom's broker networks, market makers and individual investors. During June, 1998 the Company paid Shannon/Rosenbloom $75,000, sold 250,000 Shares to Shannon/Rosenbloom for $.10 per share and issued to Shannon/ Rosenbloom 250,000 restricted Shares.

                  CONSULTING

                  The Company has entered into a consulting agreement with Dr. Ricciardi (shareholder and officer) dated February 24, 1998, which provides for initial compensation of $30,000 in 1998 and $60,000 per year in 1999. The initial term of the agreement is five (5) years. The agreement also grants Dr. Ricciardi the grant of options to acquire 1,000,000 Shares at an exercise price of $.10 per Share, 200,000 of which vested upon execution of the consulting agreement with the remaining balance vesting in four (4) equal annual installments of 200,000 each commencing January 1, 1999.

                  SUPPLIER

                  The Company's kits are assembled by J. Knipper & Company, Lakewood, New Jersey, which is engaged in supplying various products to the pharmaceutical industry. Knipper warehouses the kits for the Company and ships the kits directly to the funeral home or distributor ordering the kits. The components of the kits are provided by five (5) suppliers.

See Accountants' Auditors report.

                                 GENELINK, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                  FOR THE YEARS ENDED DECEMBER 31, 1998 & 1997

NOTE 11 - COMMITMENT & CONTINGENCIES

                  The Company is not at this time involved in any litigations, nor to the knowledge of management is any litigation threatened against the Company which might materially affect the Company.

                  The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities on the normal course of business. The Company's cash reserves have decreased since the company's private placement of $800,000 to approximately $10,000 and sales have slipped from 700 units to 24 units from 1997 to 1998, however, the company is in negotiations for a $1,000,000 Bridge Loan and has announced new marketing plans to enhance sales and therefore believes that they will be able to generate sufficient revenue and cash flow for the Company to continue as a going concern.

NOTE 12 - RELATED PARTY TRANSACTIONS

                  The Company loaned funds to William E. Parisi, a former officer of the Company. The cumulative outstanding principal amount of such loans was $148,501, as of June, 1998, which included accrued interest at the minimum imputed rate, as determined under Section 1274(d) of the Internal Revenue Code. As recognition for past services and fundraising efforts on behalf of the Company, the Company granted Mr. Parisi 300,000 Shares pursuant to a settlement arrangement it has entered into with Mr. Parisi.

                  Mr. Parisi repaid his obligation to the Company in June, 1998 by foregoing the issuance of 148,501 Shares at their then fair market value $(1 per Share). The Company then issued 151,499 shares to Mr. Parisi pursuant to the terms of the settlement agreement.




See Accountants' Auditors report.

                                 GENELINK, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                  FOR THE YEARS ENDED DECEMBER 31, 1998 & 1997

NOTE 13 - SUBSEQUENT EVENTS

                  FINANCING
                  The Company has received a letter of intent dated March 18, 1999 from Brennan Dyer & Company, LLC, a venture capital group, to obtain an additional $1 to 2 million of equity based financing through the issuance of Convertible Preferred Stock. The Preferred Stock is expected to be issued with a convertible price in the $1-1 1/2 per share price range depending on market conditions.

                  MARKETING AGREEMENT
                  On January 22, 1998, Genelink and Shannon/Rosenbloom entered into a marketing agreement. Shannon/Rosenbloom was to provide certain marketing and promotional services on behalf of Genelink upon the completion of Genelink's Rule 504 offering and received compensation of $75,000 and 250,000 shares of restricted Genelink stock and 250,000 of unrestricted stock. Shannon/Rosenbloom did not perform all services on behalf of Genelink which it had agreed to perform under the marketing agreement. In March, 1999, Genelink and Shannon/Rosenbloom agreed to mutually resolve any and all existing and potential claims and disputes each may have against the other with respect to the marketing agreement. The terms also include the transfer from Shannon/Rosenbloom to Genelink 75,000 shares of unrestricted Common Stock and 75,000 shares of restricted common stock previously issued to Shannon/Rosenbloom.

                  On January 5, 1999 the Company announced plans to become one of the first companies to enter the online DNA banking business. The Company's website will enable consumers worldwide to order the Company's DNA Collection Kit.

                  OFFICERS ADVANCES
                  During the first quarter of 1999, the President and Chief Executive Officer repaid the Company $110,242 in loans previously advanced to him.

                  WARRANTS
                  During the first quarter of 1999, the Company issued 100,000 warrants for investment banking activities and advice. The Company also issued 45,000 warrants to associates at UNTHSC for their continuing support efforts. These warrants entitle the holders to purchase 145,000 shares of common stock at anytime on or before December 31, 2003 at the exercise price of $1.50 per share.


See Accountants' Auditors report.

To the Board of Directors and Stockholders
GeneLink, Inc.
(A Development Stage Company)
Margate, New Jersey

We have compiled the accompanying balance sheets of GeneLink, Inc. (a development stage company) as of September 30, 1999 and 1998, and the related statements of operations, stockholders' equity, and cash flows for the nine months then ended and for the period September 21, 1994 (date of inception) to September 30, 1999, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants.

A compilation is limited to presenting in the form of financial statements information that is the representation of management. We have not audited or reviewed the accompanying financial statements and, accordingly, do not express an opinion or any other form of assurance on them.




                                                    SIEGAL & DROSSNER, P.C.
                                                    CERTIFIED PUBLIC ACCOUNTANTS
                                                    PHILADELPHIA, PENNSYLVANIA

October 28, 1999

                                 GENELINK, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                                 BALANCE SHEETS
                            SEPTEMBER 30, 1999 & 1998

                                     ASSETS
                                     ------

                                                 1999              1998
                                                 ----              ----
CURRENT ASSETS
      Cash                                    $  18,751         $ 136,396
      Accounts Receivable                           997                 0
      Inventory                                  10,959            11,394
      Prepaid Expenses                           13,887            14,032
                                              ---------         ---------

TOTAL CURRENT ASSETS                             44,594           161,822
                                              ---------         ---------

LONG TERM RECEIVABLE
      Note Receivable - Officer                 742,755           679,814
                                              ---------         ---------

FIXED ASSETS
      Office Furniture                            1,154             1,154
      Office Equipment                           14,126            11,279
      Leasehold Improvements                     50,000            50,000
                                              ---------         ---------
                                                 65,280            62,433
   Less:  Accumulated Depreciation              (12,624)           (6,818)
                                              ---------         ---------

TOTAL FIXED ASSETS                               52,656            55,615
                                              ---------         ---------

OTHER ASSETS
      Deposits                                    1,640               600
   Organization Costs                            86,976            86,976
   Amortizable Debenture Premiums(Net)           34,972                 0
   Patent                                         3,228             3,229
                                              ---------         ---------
                                                126,816            90,805
   Less:  Accumulated Amortization              (83,137)          (66,124)
                                              ---------         ---------

TOTAL OTHER ASSETS                               43,679            24,681
                                              ---------         ---------

TOTAL ASSETS                                  $ 883,684         $ 921,932
                                              =========         =========


See Accountants' Compilation Report and Accompanying Notes.

                                 GENELINK, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                                 BALANCE SHEETS
                            SEPTEMBER 30, 1999 & 1998


                      LIABILITIES AND STOCKHOLDERS' EQUITY
                      ------------------------------------

                                                 1999                 1998
                                                 ----                 ----
CURRENT LIABILITIES
   Accounts Payable & Accrued Expenses        $   152,205         $    73,812
   Accrued Payroll Taxes                              471               2,329
   Accrued Interest Payable                         5,596                   0
   Accrued Compensation                           178,125              26,250
   Loans Payable Affiliates -
       Current Portion                                  0              30,000
   Notes Payable - Current Portion                185,000                   0
                                              -----------         -----------

TOTAL CURRENT LIABILITIES                         521,397             132,391
                                              -----------         -----------

LONG-TERM LIABILITIES
   Loans Payable Affiliates -
           Net of current portion                  30,500              15,500
                                              -----------         -----------

STOCKHOLDERS' EQUITY
   Common Stock, $.01 par value,
75,000,000 shares authorized
10,465,041 and 9,643,861 shares
     issued, 10,293,861 and
     9,643,861 outstanding as of
     September 30, 1999 & 1998
     respectively                                 104,651              96,439
   Treasury Stock, 171,180 shares                (177,360)                  0
   Additional Paid-in Capital                   1,823,033           1,554,277
   Deficit Accumulated during the
the development stage                          (1,418,537)           (876,675)
                                              -----------         -----------

TOTAL STOCKHOLDERS' EQUITY                        331,787             774,041
                                              -----------         -----------

TOTAL LIABILITIES AND
     STOCKHOLDERS' EQUITY                     $   883,684         $   921,932
                                              ===========         ===========


See Accountants' Compilation Report and Accompanying Notes.

                                 GENELINK, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                             STATEMENT OF OPERATIONS

                                             For the             For the            For the            For the             9/21/94
                                             Quarter             Quarter          Nine Months        Nine Months          (Date of
                                              Ended               Ended              Ended              Ended            Inception)
                                             9/30/99             9/30/98            9/30/99            9/30/98           To 9/30/99
                                             -------             -------            -------            -------           ----------
REVENUE                                    $      4,496        $       124        $    10,444        $     1,360        $   231,422

COSTS OF GOODS SOLD                                 482                  3              1,238                 47             35,568
                                           ------------        -----------        -----------        -----------        -----------

GROSS PROFIT                                      4,014                121              9,206              1,313            195,854
                                           ------------        -----------        -----------        -----------        -----------

EXPENSES
  Selling, general and administrative           115,194             61,812            293,721            268,271            939,649
  Consulting                                     14,400              8,750             17,650            223,775            297,082
  Professional fees                              23,991             10,873             59,068             37,768            245,928
  Advertising and promotion                       8,202              6,910             29,379             21,961            112,768
  Amortization and depreciation                   5,541              5,134             16,622             14,775             95,761
                                           ------------        -----------        -----------        -----------        -----------
                                                167,328             93,479            416,440            566,550          1,691,188
                                           ------------        -----------        -----------        -----------        -----------

INTEREST EXPENSE                                 35,345                 30             47,542              4,219             67,276
                                           ------------        -----------        -----------        -----------        -----------

INTEREST INCOME                                   9,902             12,874             28,388             36,723            144,073
                                           ------------        -----------        -----------        -----------        -----------

NET (LOSS) BEFORE PROVISION FOR
   INCOME TAXES                                (188,757)           (80,514)          (426,388)          (532,733)        (1,418,537)

PROVISION FOR INCOME TAXES                            0                  0                  0                  0                  0
                                           ------------        -----------        -----------        -----------        -----------

NET (LOSS)                                 $   (188,757)       $   (80,514)       $  (426,388)       $  (532,733)       $(1,418,537)
                                           ============        ===========        ===========        ===========        ===========

NET (LOSS) PER SHARE BASIC AND
   DILUTED                                 $      (.018)       $     (.008)       $     (.043)       $      (.06)
   Weighted Average common shares
   and diluted potential common shares       10,039,527          9,643,861          9,839,750          8,819,478
                                           ------------        -----------        -----------        -----------


See Accountants' Compilation Report and Accompanying Notes.

                                 GENELINK, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                        STATEMENT OF STOCKHOLDERS' EQUITY


                                                                                                        DEFICIT
                                                                                                      ACCUMULATED
                                                COMMON       COMMON                   ADDITIONAL        DURING
                                                STOCK        STOCK      TREASURY        PAID ON       DEVELOPMENT
                                             # OF SHARES     AMOUNT       STOCK         CAPITAL          STAGE          TOTAL
                                             -----------     ------       -----         -------          -----          -----
BALANCE AT SEPTEMBER 21, 1994 (INCEPTION)            --    $     --    $       --     $        --     $        --     $      --
  ISSUANCE OF COMMON STOCK FOR CASH              66,000         660            --         119,040               0       119,700
  ISSUANCE OF COMMON STOCK FOR
    CONSULTING SERVICES                          30,000         300            --              --              --           300
  NET LOSS                                           --          --            --              --          (9,805)       (9,805)
                                             ----------    --------    ----------     -----------     -----------     ---------

BALANCE AT DECEMBER 31, 1994                     96,000    $    960    $       --     $   119,040     $    (9,805)    $ 110,195
                                             ==========    ========                   ===========     ===========     =========
  ISSUANCE OF COMMON STOCK FOR CASH               5,280          53            --         329,947              --       330,000
  NET LOSS                                           --          --            --              --        (170,825)     (170,825)
                                             ----------    --------    ----------     -----------     -----------     ---------

BALANCE AT DECEMBER 31, 1995                    101,280    $  1,013    $       --     $   448,987     $  (180,630)    $ 269,370
                                             ==========    ========    ==========     ===========     ===========     =========
  ISSUANCE OF COMMON STOCK FOR CASH                 480           5            --          29,995              --        30,000
  ISSUANCE OF COMMON STOCK FOR
    CONSULTING SERVICES                             240           2            --          14,998              --        15,000
  NET LOSS                                           --          --            --              --         (44,982)      (44,982)
                                             ----------    --------    ----------     -----------     -----------     ---------

BALANCE AT DECEMBER 31, 1996                    102,000    $  1,020    $       --     $   493,980     $  (225,612)    $ 269,388
                                             ==========    ========    ==========     ===========     ===========     =========
  CONVERSION OF DEBT TO COMMON STOCK                678           7            --          43,168              --        43,175
  NET LOSS                                           --          --            --              --        (118,330)     (118,330)
                                             ----------    --------    ----------     -----------     -----------     ---------

BALANCE AT DECEMBER 31, 1997                    102,678    $  1,027    $       --     $   537,148     $  (343,942)    $ 194,233
                                             ==========    ========    ==========     ===========     ===========     =========
  STOCK SPLIT 75 FOR 1                        7,598,172      75,982            --         (75,982)             --            --
  ISSUANCE OF COMMON STOCK FOR CASH             800,000       8,000            --         633,810              --       641,810
  ISSUANCE OF COMMON STOCK FOR
    CONSULTING SERVICES                         691,499       6,915            --         113,085              --       120,000
  CONVERSION OF DEBT TO COMMON STOCK            451,512       4,515            --         346,216              --       350,731
  NET LOSS                                           --          --            --              --        (648,207)     (648,207)
                                             ----------    --------    ----------     -----------     -----------     ---------

BALANCE AT DECEMBER 31, 1998                  9,643,861    $ 96,439    $       --     $ 1,554,277     $  (992,149)    $ 658,567
                                             ==========    ========    ==========     ===========     ===========     =========
  EXERCISE OF OPTIONS FOR COMMON STOCK          621,180       6,212            --          55,906              --        62,118
  COMPANY REPURCHASE-COMMON STOCK                    --          --       (42,360)             --              --       (42,360)
  COMMON STOCK SUBJECT TO RECISSION
    OF MARKETING AGREEMENT                           --          --      (135,000)        135,000              --             0
  ISSUANCE OF COMMON STOCK-ADDITIONAL
    CONSIDERATION FOR DEBENTURES                185,000       1,850            --          69,600              --        71,450
  ISSUANCE OF COMMON STOCK FOR
    CONSULTING SERVICES                          15,000         150            --           8,250              --         8,400
  NET LOSS                                           --          --            --              --        (426,388)     (426,388)
                                             ----------    --------    ----------     -----------     -----------     ---------

BALANCE AT SEPTEMBER 30, 1999                10,465,041    $104,651    $ (177,360)    $ 1,823,033     $(1,418,537)    $ 331,787
                                             ==========    ========    ==========     ===========     ===========     =========


  See Accountants' Compilation Report and Accompanying Notes.

                                 GENELINK ,INC.
                          (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF CASH FLOWS

                                                      FOR THE            FOR THE               9/21/94
                                                    NINE MONTHS        NINE MONTHS            (DATE OF
                                                       ENDED              ENDED              INCEPTION)
                                                      9/30/99            9/30/98             TO 9/30/99
                                                      -------            -------             ----------
CASH FLOWS FROM OPERATING ACTIVITIES

   Net Income (Loss)                                $(426,388)          $(532,733)          $(1,418,537)

   Adjustments to reconcile net income
to net cash provided (used) by
     operating activities
   Depreciation and Amortization                       16,622              14,775                95,761
   Common Stock issued for services                     8,400             188,501               262,601
         (Increase) decrease in assets
        Accounts receivable                              (799)                  0                  (997)
        Inventory                                         313                (807)              (10,959)
        Prepaid expenses                                5,539                (861)              (13,887)
        Increase (decrease) in liabilities
        Accounts payable & accrued
            expenses                                   32,267            (149,143)              152,205
        Accrued payroll taxes                            (351)                747                   471
        Accrued interest                                5,596               4,163                 5,596
        Accrued marketing expenses                          0             125,000                     0
        Accrued compensation                          148,125              26,250               178,125
                                                    ---------           ---------           -----------
Net cash provided (used)
       by operating activities                       (210,676)           (324,108)             (749,621)
                                                    ---------           ---------           -----------

CASH FLOWS FROM INVESTING ACTIVITIES
   Purchase of property and equipment                       0             (54,078)              (65,280)
   Increase in organization costs                           0                   0               (90,205)
   Deposit on utilities                                     0                   0                (1,640)
   Notes Receivable - Officer                         (17,144)           (185,146)             (858,253)
                                                    ---------           ---------           -----------
     Net cash provided(used)by investing
       activities                                     (17,144)           (239,224)           (1,015,378)
                                                    ---------           ---------           -----------


See Accountants' Compilation Report and Accompanying Notes.

                                 GENELINK ,INC.
                          (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF CASH FLOWS

                                                                                         (UNAUDITED)
                                                   FOR THE            FOR THE              9/21/94
                                                 YEAR ENDED         YEAR ENDED        DATE OF INCEPTION)
                                                  09/30/99           09/31/98            TO 09/30/99
                                                  --------           --------            -----------
CASH FLOWS FROM FINANCING
    ACTIVITIES
   Net interest accrued on subordinated
      debt/advances converted to stock           $       0           $       0           $    16,228
   Proceeds (repayments) from loans and
    notes payable                                   (6,000)            (15,000)              405,175
   Proceeds from Debentures Issued                 185,000                   0               185,000
   Proceeds (expenses) relating to
    issuance of common stock (net)                 233,597             641,810             1,354,707
   Redemption of Treasury Stock                   (177,360)                  0              (177,360)
                                                 ---------           ---------           -----------
     Net cash provided by financing
      activities                                   235,237             626,810             1,783,750
                                                 ---------           ---------           -----------

NET INCREASE (DECREASE) IN CASH                      7,417              63,478                18,751

Cash, beginning of period                           11,334              72,918                     0
                                                 ---------           ---------           -----------

Cash, end of period                              $  18,751           $ 136,396           $    18,751
                                                 =========           =========           ===========

SUPPLEMENTAL DISCLOSURES

   Income taxes paid                             $       0           $       0           $         0
                                                 =========           =========           ===========
   Interest paid                                 $       0           $       0           $         0
                                                 =========           =========           ===========

Non-cash Financing transactions:
  Conversion of Debt to Stock                    $       0           $ 350,731           $   374,675
                                                 ---------           ---------           -----------

Repayment of Officers Notes with
  Stock                                          $  42,360           $ 148,501           $   160,861
                                                 ---------           ---------           -----------

Stock issued in obtaining debenture
  financing                                      $  71,450           $       0           $    71,450
                                                 ---------           ---------           -----------


See Accountants' Compilation Report and Accompanying Notes.

                                 GENELINK, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
               FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 & 1998

NOTE 1 - DESCRIPTION OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

                  BUSINESS ORGANIZATION

                  GeneLink, Inc. (the Company) was organized in the state of Pennsylvania to offer to the public the safe collection and preservation of a family's DNA material for later use by the family to determine genetic linkage.

                  The Company is the successor by merger to a Delaware Corporation organized under the same name on September 21, 1994. Prior to the merger, which occurred in February, 1995, the predecessor entity engaged in no operations. The Company's executive offices are located in Margate, New Jersey.

                  BUSINESS ACTIVITY

                  The Company was founded in response to the information being generated in the field of human molecular genetics. Scientists are discovering an increasing number of connections between genes and specific diseases. These findings are a direct result of the National Institutes of Health Genome Project, which has as its goal the total mapping of the human genome by the year 2005. Doctors and scientists have known for years that many individuals and their family members are predisposed to certain diseases. This inherited disposition is contained within DNA. DNA, the hereditary material of life, is contained in all of the genes which make up who we are. If one of these genes is defective it can cause disease. There are more than 100,000 genes in the human body, all of which are in charge of the transmission of hereditary characteristics. More than 4,500 diseases are genetically based.

                  Management believes future generations could benefit from the DNA store of knowledge. For this reason, the Company has created a DNA banking service that stores DNA before an individual dies. This DNA can be used to establish whether or not the disease or disorder that caused death was genetic in origin. As researchers continue to identify diseases linked to defective genes, living family members can use the stored DNA to discover if they are at risk for certain diseases such as cancer. DNA banking shifts the emphasis from diagnosis and treatment, to disease prediction and prevention. It allows future generations to access their family genetic history.


See Accountants' Compilation Report.

                                 GENELINK, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                 FOR THE NINE MONTHS ENDED MARCH 30, 1999 & 1998


NOTE 1 -          A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

                  THE PRODUCT

                  The Company has developed a DNA Collection Kit for the collection of DNA specimens of its clients. No licensing or training is necessary for the collection by the client of his or her DNA specimen. The collection process, which uses six swabs, is self administered and takes less than five minutes to complete. The client forwards the swabs to the University of North Texas Health Science Center at Fort Worth (UNTHSC) and completes and forwards a data form to the Company. Specimens can be collected during an individual's lifetime or up to 36 to 40 hours after death.

                  UNTHSC will store the DNA specimens for 25 years. Upon the client's request, and upon the payment of a retrieval fee, the stored DNA specimen can be retrieved and sent to a laboratory for testing. More than one test can be made on the same DNA specimen.

                  CASH AND CASH EQUIVALENTS

                  Highly liquid debt instruments purchased with a maturity of three months or less are considered to be cash equivalents. At times cash and cash equivalents may exceed insured limits. The Company maintains some cash balances with Merrill Lynch, which is SIPC insured up to $300,000.

                  USE OF ESTIMATES

                  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                  PROPERTY AND EQUIPMENT

                  Property and equipment are stated at cost. Expenditures for maintenance and repairs are charged against operations. Renewals and betterments that materially extend the life of the assets are capitalized. Depreciation is computed using the straight line method over the estimated useful lives of the related assets.

                  REVENUE AND COST RECOGNITION

                  Revenues are recorded when the kits are sold as opposed to when monies are received. Direct costs related to sale of kits include purchase of kits, samples and delivery expense. The direct costs of kits are recognized at time of sale to the customers as opposed to the time of purchase by GeneLink, Inc. from vendor. Kits purchased by GeneLink, Inc. not yet sold remain in inventory.

                  AMORTIZATION OF ORGANIZATION COSTS AND PATENT

                  Expenses and patents incurred in connection with the formation of the Company have been capitalized and are amortized over five years and fifteen years, respectively, on a straight-line basis. The Company has filed for and has patents pending in the USA and foreign countries on its' method of DNA gathering. The Company has received trademark for its' name and logo and for the name "DNA Collection Kit(TM)". Amortization expense amounted to $13,029 and $13,208 during the nine months ended September 30, 1999 and 1998 respectively.

                  INVENTORY

                  Inventory consists of kits held for resale. Inventory is valued at the lower of cost (using the first-in, first-out method) or market.

                  INCOME TAXES

                  The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") NO. 109, "ACCOUNTING FOR INCOME TAXES", which requires the use of an asset and liability approach for financial accounting and reporting for income taxes. Under this method, deferred tax assets and liabilities are recognized based on the expected future tax consequences of temporary differences between the financial statement carrying amounts and tax basis of assets and liabilities as measured by the enacted tax rates that are expected to be in effect when taxes are paid or recovered.

                  LONG LIVED ASSETS

                  The Company reviews for the impairment of long-lived assets and certain identifiable intangibles whenever events or changes indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when estimated future cash flows expected to result from the use of an asset and its eventual disposition are less than its carrying amount. The Company has not identified any such impairment losses during 1999 and 1998.

                  RECLASSIFICATIONS

                  Certain balances not affecting net income have been reclassified to conform to the current year presentation.

                  PER SHARE DATA

                  Effective November 12, 1998, the Company adopted SFAS No. 128, "Earnings Per Share." The provisions of SFAS No. 128 establish standards for computing and presenting earnings per share
                  (EPS). This standard replaces the presentation of primary EPS with a presentation of basic EPS. Additionally, it requires dual presentation of basic and diluted EPS for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the diluted EPS computation. Per share amounts for all periods presented have been restated to conform with the provisions of SFAS No. 128.

NOTE 2 -          DEVELOPMENT STAGE OPERATIONS

                  The Company which was formed in 1994, since its inception has had limited operations and its focus has predominantly been on raising capital and completing the research and development of its product in order to market it according to the Company's business plans.

                  The deficit accumulated during the development stage was $1,418,537. During 1996, 1998 and 1999, the Company issued common stock, in connection with services. Certain services were charged to operations and other amounts were offset to additional paid in capital, as they were directly attributable to raising capital. The shares were valued at the fair market value at time of issuance per FAS No. 123 (Financial Accounting Series "For Stock Based Compensation.")

NOTE 3 -          PROPERTY & EQUIPMENT

                  As of September 30, 1999 and 1998, property and equipment consisted of the following:

                                                   1999             1998
                                                   ----             ----
                  Office Furniture               $ 1,154          $ 1,154
                  Office Equipment                14,126           11,279
                  Leasehold Improvement           50,000           50,000
                                                 -------          -------
                                                 $65,280          $62,433
                                                 =======          =======

                  Depreciation expense amounted to $3,593 an $1,567 for the nine months ended September 30, 1999 and 1998, respectively.

NOTE 4 -          NOTES RECEIVABLE-OFFICERS

                  Since its inception and until the execution of an employment agreement in early 1998, in lieu of salary, the Company loaned funds periodically to the officer in consideration of his substantially full time services provided to the Company. Notes Receivable-Officers represents loans and accrued interest of $742,755 and $679,814 at September 30, 1999 and 1998, respectively. The loans accrue interest using the average applicable one-month Federal Rates (AFRs). The AFR used for 1999 and 1998 was 5.43%.

                  The officer has executed notes payable to the Company to evidence his obligation on account of his loans. Under the terms of his obligation, in repayment thereof, the officer will have the right, at any time on or before December 31, 2002, to transfer to the Company, at the then fair market value, shares of the Company's common stock. Any transfer not in full satisfaction of the obligation will first be applied to accrued interest and then to principal. No payments of interest or principal shall be due on account of the loans prior to December 31, 2002. Fair market value of the Company's shares shall be equal to the average between the bid and asked price in the market in which it is publicly-traded on the last date on which such trades occurred prior to the transfer of shares from the officer to the Company.

                  During the period ended September 30, 1999, the officer repaid $94,504 which included the exercising of 21,180 shares of vested options which were valued at the then fair market value of $2.00 per share. The officer then returned these shares to the company and used the fair market value of $42,360 as a repayment of his advance.

                  The Company loaned funds to William E. Parisi, a former officer of the Company. The cumulative outstanding principal amount of such loans was $148,501, as of June, 1998, which included accrued interest at the minimum imputed rate, as determined under Section 1274(d) of the Internal Revenue Code. As recognition for past services and fund raising efforts on behalf of the Company, the Company granted Mr. Parisi 300,000 Shares pursuant to a settlement arrangement it has entered into with Mr. Parisi.

                  Mr. Parisi repaid his obligation to the Company in June, 1998 by foregoing the issuance of 148,501 Shares at their then fair market value $(1 per Share). The Company then issued 151,499 shares to Mr.
                  Parisi pursuant to the terms of the settlement agreement.

NOTE 5 -          OTHER ASSETS - AMORTIZABLE DEBENTURE PREMIUMS

                  In connection with the Company issuing five (5) debenture notes payable, additional shares of common stock were issued in amounts equal to the principal amount of the debenture. The excess of the fair market value, at date of debenture, to the par value of the common stock was recorded as an intangible asset, to be amortized over the life of the debenture. As of September 30, 1999 the Company's Amortizable Debenture Premiums were as follows:

                                              Original
                                             Amortizable                             Net Amortizable

                             Debenture       Amortization              Interest        Debenture
          Debenture#          Premium           Period                 Expense          Premium
          ----------          -------           ------                 -------          -------
              1               $ 29,500         8 months                $ 18,438         $ 11,062
              2               $  8,850         8 months                $  5,531         $  3,319
              3               $  5,600         5 months                $  2,254         $  3,346
              4               $ 25,000         5 months                $  9,354         $ 15,646
              5               $  2,500         5 months                $    901         $  1,599
                              --------                                 --------         --------
          Total               $ 71,450                                 $ 36,478         $ 34,972
                              ========                                 ========         ========

NOTE 6 -          LOANS PAYABLE - AFFILIATES

                  The Company's unsecured long-term debt as of September 30, 1999 and 1998 consists of loans from various shareholders with no stated repayment terms.

                                                                                1999            1998
                                                                                ----            ----
                                    Total Obligations                         $ 30,500       $ 45,500
                                    Less:  Current Portion                           0        (30,000)
                                                                              --------       --------
                                                                              $ 30,500       $ 15,500
                                                                              ========       ========

NOTE 7 -          DEBENTURE-NOTES PAYABLE

                  During 1999, the Company entered into the following (5) five debenture payables with individuals with terms indicated below:

                                                                        Shares of Common
                                                                        Stock Issued as
                  Amount of                                                Additional
                  Debenture          Date Issued       Interest Rate      Compensation
                  ---------          -----------       -------------      ------------
                  $ 50,000          April 30, 1999          12%              50,000
                  $ 15,000          April 30, 1999          12%              15,000
                  $ 10,000          July 29, 1999           12%              10,000
                  $100,000          August 6, 1999          12%             100,000
                  $ 10,000          August 8, 1999          12%              10,000

                  Interest is to be paid quarterly with the principal balance due December 31, 1999. The Company also issued shares of common stock as additional consideration equal to the amount of those debentures. If the debentures haven't been redeemed on or before the maturity date, the debenture will convert to shares of common stock in the Company, comprising the shares referred to above, as well as an additional allocation of shares equal in value to the amount of the debenture, based on the closing bid price of the stock on the day of maturity. Accrued interest payable as of September 30, 1999 was $5,596.

NOTE 8 -          NOTES PAYABLE

                  During the first quarter of 1998, the Company converted short-term subordinated notes totaling $331,500 in the aggregate plus accrued interest in the amount of $19,231 into 451,512 shares of common stock.

NOTE 9 -          SALES, PRICING & INTEREST INCOME

                  The following summarizes the Company's sales history:

                                                                                      Approximate Sales
                                                                       Units               Dollars
                                                                       -----               -------
                                    1995                                  0               $      0
                                    1996                              2,700                175,000
                                    1997                                700                 44,000
                                    1998                                 24                  2,200
                               Nine Months 1999                          65                  8,427

                  The Company charges funeral homes which purchase kits starting at $149. The kits are sold to the public by funeral homes at a price of approximately $350 per kit. In addition, there is a retrieval fee each time the client desires to have a specimen retrieved from storage and shipped for testing.


                  The UNTHSC charges the Company for each DNA sample stored. The Company has advanced $12,955 and $13,171 as of September 30, 1999 and 1998 respectively against such fees. In addition, the UNTHSC charges the Company fees for the retrieval and shipping of stored DNA specimens upon the request of the Company's clients. The Company charges its clients a fee per retrieval request.

                  The Company generated interest income as follows:

                                                       NINE MONTHS      NINE MONTHS
                                                          ENDED            ENDED
                                                      SEPTEMBER 30,    SEPTEMBER 30,
                                                          1999             1998
                                                          ----             ----
                  Interest accrued on
                  Advances to Officers                   $27,467          $29,217
                  Merrill Lynch savings account              921            7,506
                                                         -------          -------
                                                         $28,388          $36,723
                                                         =======          =======

NOTE 10-          OPERATING LEASES

                  The Corporation has various noncancellable operating leases with terms of 24 to 36 months. The following is a schedule of future minimum rentals under the leases at September 30, 1999 and 1998:

                                                             1999         1998
                                                             ----         ----
                                            1999          $  8,137           0
                                            2000             4,633           0
                                            2001               764           0
                                                          --------           -
                                                            13,534           0

                  Less Current Portion                     (10,849)          0
                                                          --------        ----
                  Long Term Portion                       $    685           0
                                                          ========        ====

NOTE 11-          INCOME TAXES

                  At September 30, 1999 and 1998, the Company had federal and state tax net operating loss carryforwards of approximately $1,418,000 and $877,000, respectively. The difference between the operating loss carryforwards on a tax basis and a book basis is due principally to differences in depreciation, amortization, and development costs. The federal carryforwards will begin to expire in 2009 and the state carryforwards will begin to expire in 2005, if not otherwise noted.

                  The Company had a net deferred tax asset of $354,500 and $219,250 at September 30, 1999 and 1998, primarily from net operating loss carryforwards. A valuation allowance was recorded to reduce the deferred tax to zero.

NOTE 12-          SHAREHOLDERS' EQUITY TRANSACTIONS

                  During the period September 21, 1994 (date of inception) through 1997 the Company funded its operations primarily from the proceeds of 718,000 of common stock, $58,000 proceeds of short term convertible debt and $309,000 of services provided and common stock issued in lieu of cash payments.

                  The Company's shareholder equity also consists of:

                     A.    STOCK SPLIT
                           During February 1998, the Company affected a 75-for-1 stock split thereby authorizing the issuance of up to 75,000,000 shares of Common Stock. Stockholders equity has been adjusted to give retroactive effect to the stock split and in addition, all common shares redeemed as a result of the aforementioned stocks split were retired. The Company increased its' number of shares authorized from 1,000,000 to 75,000,000 with par value remaining at $.01.

                     B.    CONVERSION OF SUBORDINATED NOTES
                           During February, 1998, the Company converted an aggregate of $175,000 principal amount of its 9% Subordinated Notes, plus accrued interest and warrants to acquire Common Stock into 242,847 shares of restricted stock (after stock split) at a conversion price of $.72 per share. The Company also converted an aggregate of $156,500 principal amount of short-term loans, plus accrued interest, made to the Company during November and December of 1997 into 208,665 shares (after stock split) at a conversion price of $.75 per share.

                     C. PRIVATE PLACEMENT OFFERING MEMORANDUM/STOCK OPTIONS During 1998, GeneLink, Inc. commenced a private placement offering memorandum of 800,000 Shares of its common stock at $1 per share to the residents of New York, New Jersey, Florida and the District of Columbia under Rule 504 of Regulation D, which provides an exemption for limited offerings and sales of securities not exceeding $1,000,000. The proceeds of approximately $640,000 of the offering were used to fund research and development, marketing, working capital, payments of salaries to officers, and general administrative expenses. The Company compensated Shannon/Rosenbloom Marketing, Inc., $100,000 for marketing, promotional and investor relations services which was paid upon the successful completion of the offering. The offering expenses included travel, consulting fees, "blue sky" fees, legal and accounting expenses.

                           In connection with the Private Placement Offering the Company issued the following stock or options to purchase stock as follows:

                           1. 250,000 restricted shares at $.10 per share Shannon/Rosenbloom for marketing, promotion, and investor relations services rendered at the time the contract was signed.

                           The option of Shannon/Rosenbloom to convert $25,000 of its $100,000 fee into 250,000 shares of unrestricted common stock at $.10 per share.

                           The Company valued the 250,000 restricted stock shares and the 250,000 Shares of the unrestricted stock $(25,000 fee converted into stock) at the fair market value of the services rendered at date of issuance @ $.10 each $(50,000).

                     D.    TREASURY STOCK
                           On January 5, 1999, John DePhillipo, (CEO of the company) purchased 21,180 shares of common stock by exercising stock options for $2,118. On the same day, the Company acquired 21,180 shares of common stock in exchange of $40,242 of debt owed to the Company by John DePhillipo. The shares had an option price of 10(cent) a share and the fair market value was $2.00 per share.

                           On March 17, 1999, the Company received 150,000 shares which were previously issued to Shannon/Rosenbloom. These shares were recorded as treasury stock a the then fair market value of $135,000.

                     E.    STOCK OPTIONS AND WARRANTS
                           The Financial Accounting Standards Board has issued SFAS 123, which defines a fair value based method of accounting for an employee stock option and similar equity instruments and encourages all entities to adopt that method of accounting for all of their employee stock compensation plans. However, it also allows an entity to continue to measure compensation cost for those plans using the method of accounting prescribed by Accounting Principles Board Opinion No. 25 (APB 25). Entities electing to remain with the accounting in APB 25 must make pro forma disclosures of net income (loss) and, if presented, earnings
                           (loss) per share, as if the fair value based method accounting defined in SFAS 123 had been adopted. The Company has elected to account for its stock-based compensation plans under APB 25; however, since the Company options and warrants issued have been less than or equal to the Fair Market Value at date of grant, no pro forma disclosures are applicable at this time.

                           During 1998 Mr. DePhillipo (CEO of the Company)also was granted options to acquire 1,200,000 Shares at $.10 per Share, for services provided to the Company from its inception, 400,000 of which vested upon the execution of the employment agreement with the remaining balance vesting in four (4) equal annual installments of 200,000 each commencing January.

                           The Company also issued Dr. Ricciardi (Officer of the Company) 1,000,000 options that will enable him to acquire shares of the Company's common stock exercisable at the price of $.10 per Share for services provided to the Company from its inception. These options will expire ten years from the execution of the agreement and will vest as follows:

                           (1)      200,000 shares at the execution of the
                                    agreement.
                           (2) 200,000 shares each January 1, beginning January 1, 1999.

                           Pursuant to APB No. 25 compensation expense has not been recognized in the stock options and warrants granted as the option/warrants exercise price is less than or equal to the market value of the Company's common stock at the time of the grant.

                  The following schedule summarizes stock option and stock warrants activity and status as of September 30.

                                                              1999                1998
                                                              ----                ----
                  Granted                                   2,425,000           2,200,000
                                                            =========           =========
                  Options outstanding at
                  beginning of the period                     600,000                   0
                  Options vested during period              1,429,375             600,000
                  Options exercised during period            (621,180)                  0
                  Cancelled                                         0                   0
                                                            ---------           ---------
                  Outstanding at End of Period              1,408,195             600,000
                                                            =========           =========


                  A summary of outstanding options/warrants along with their exercise price and dates are as follows:

                       EXERCISE    OPTIONS/WARRANTS     OUTSTANDING        EXPIRATION
                        PRICE          GRANTED        OPTIONS/WARRANTS       DATE
                        -----          -------        ----------------       ----
September 30,          $   0.10       2,200,000          2,200,000          01/01/02
   1998

September 30,          $   0.10       2,200,000          1,578,820          01/01/02
   1999                $   0.75           45,00             45,000          12/31/04
                       $   1.00       2,120,000           2,120000          01/01/02
                       $   1.50          64,375             64,375          12/31/03
                       --------       ---------          ---------          --------


NOTE 13 -         NET LOSS PER SHARE

                  Earnings per share is calculated under the provisions of Statement of Financial Accounting Standards (SFAS) No. 128 "Earnings Per Share." Basic EPS is calculated using the weighted average number of common shares outstanding for the period and diluted EPS is computed using the weighted average number of common shares and dilutive common equivalent shares outstanding. Given that the Company is in a loss position, there is no difference between basic EPS and diluted EPS since the common stock equivalents would be antidilutive.

                  PERIOD ENDED SEPTEMBER 30                        1999                  1998
                                                                   ----                  ----
                  Net loss                                     $  (426,338)          $  (532,733)
                  Weighted average number of shares
                  of common stock and common stock
                  equivalents outstanding:
                  Weighted average number of common
                  shares outstanding for computing
                  basic earnings per share                       9,839,750             8,819,478
                  Dilute effect of warrants and stock
                  options after application of the
                  treasury stock method                                  *                     *
                                                               -----------           -----------
                  Weighted average number of common
                  shares outstanding for computing
                  diluted earnings per share                     9,839,750             8,819,478
                                                               ===========           ===========
                  Net loss per share-basic & diluted           $     (.043)          $      (.06)
                                                               ===========           ===========


                  *The following common stock equivalents are excluded from earnings per share calculation as their effect would have been antidilutive:

                  PERIOD ENDED SEPTEMBER 30,                    1999                1998
                  --------------------------                    ----                ----
                  Warrants and stock options                  862,778             540,000

NOTE 14 -         ADVERTISING

                  The Company expenses the production costs of advertising the first time the advertising takes place. Advertising expense was $29,379 and $21,961 for the nine months ending September 30, 1999 and 1998.

NOTE 15 -         RENT

                  The Company leases its' primary executive offices located in Margate, New Jersey at no cost from its officers. Additionally, in September, 1999 the Company leased office space in Cincinnati, Ohio for a term of one year at a gross annual rent of $2,220.

NOTE 16 -         TRANSACTIONS WITH RELATED PARTIES

                  The Company is dependent, to a large degree, on the services of John DePhillipo, its Chairman and Chief Executive Officer and the Company has entered into a five (5) year employment agreement dated February 24, 1998, with annual base compensation of $125,000. Officer compensation for the nine months ending September 30, 1999 and 1998 was $103,125 and $120,000, respectively.

                  Also, in 1998 the Company entered into a five year employment agreement with Robert Ricciardi, Vice President of Research and Development, with an agreed upon compensation of $30,000 in 1998 and $60,000 in 1999.

                  The Company has an agreement with the UNTHSC through March, 2006 for the storage of the genetic material obtained using one of the Company's kits. Two (2) doctors associated with the UNTHSC own approximately 20,000 Shares of the Company. The Company has established protocols with the UNTHSC whereby the UNTHSC will receive a sample in an envelope enclosed with the kit, measure the quantity to assure that enough genetic material is present, analyze the sample to extract the DNA and freeze and store the material in the refrigerated area maintained by the UNTHSC making it available for future retrieval.

                  A portion of the Company's operations are conducted by Kelly/Waldron & Company in East Brunswick, New Jersey, which owns 289,333 Shares of the Company. Kelly/Waldron, which provides various services to members of the pharmaceutical industry, acts as the Company's back office, receiving orders and inquiries, processing data and preparing reports for the Company.

                  To date, because of the Company's limited operations and the limited availability of funds, the Company's agreement with Kelly/Waldron does not require it to make any payments to Kelly/Waldron for the latter's services. As its business increases, the Company expects to commence payment of a management fee to Kelly/Waldron on terms to be agreed upon between the parties. It is expected that such arrangement will involve a profit to Kelly/Waldron.

                  As of September 30, 1999 and 1998 the Company owed Kelly/Waldron $19,608 and $19,188 respectively.

                  MARKETING
                  The Company has assembled a marketing team consisting of 4 individuals focusing on the Insurance Industry, Funeral Industry, Senior Citizen Clinics, Direct Mail Programs and Genetic Counselors. Training has begun in 10 states and will encompass approximately 35 locations for the Funeral Industry.

                  The Company had engaged Shannon/Rosenbloom to perform marketing, promotional and investor relations services, pursuant to the terms of a marketing agreement. The services rendered by Shannon/Rosenbloom included the dissemination and publication of the Company's information materials to Shannon/Rosenbloom's broker networks, market makers and individual investors. During June, 1998 the Company paid Shannon/ Rosenbloom $75,000, sold 250,000 Shares to Shannon/Rosenbloom for $.10 per share and issued to Shannon/ Rosenbloom 250,000 restricted Shares. During the first quarter of 1999, Shannon/Rosenbloom transferred 150,000 shares back to the Company of the 500,000 shares received prior as they have not performed all marketing services noted in the original agreement. The parties have agreed to release each other from any and all losses, claims, damages or demands.

                  SUPPLIER
                  The Company's kits are assembled by J. Knipper & Company, Lakewood, New Jersey, which is engaged in supplying various products to the pharmaceutical industry. Knipper warehouses the kits for the Company and ships the kits directly to the funeral home or distributor ordering the kits. The components of the kits are provided by five (5) suppliers.

NOTE 17 -         COMMITMENT & CONTINGENCIES

                  The Company is not at this time involved in any litigation, nor to the knowledge of management is any litigation threatened against the Company which might materially affect the Company.

                  The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities on the normal course of business. The Company's cash reserves have decreased since the company's private placement of $800,000 to approximately $10,000 and sales have slipped from 700 units to 25 units from 1997 to 1999, however, the company is in negotiations for a $1,000,000 Bridge Loan and has announced new marketing plans to enhance sales and therefore believes that they will be able to generate sufficient revenue and cash flow for the Company to continue as a going concern.

NOTE 18 -         SUBSEQUENT EVENTS

                  FINANCING
                  The Company has received a letter of intent dated March 18, 1999 from Brennan Dyer & Company, LLC, a venture capital group, to obtain an additional $1 to 2 million of equity based financing through the issuance of Convertible Preferred Stock. The Preferred Stock is expected to be issued with a convertible price in the $1-1 1/2 per share price range depending on market conditions. The Company, however, has not received any financing as of the report date.

                  MARKETING AGREEMENT
                  On January 5, 1999 the Company announced plans to become one of the first companies to enter the online DNA banking business. The Company's website will enable consumers worldwide to order the Company's DNA Collection Kit.

                                    PART III

ITEM 1.  INDEX TO EXHIBITS.


Exhibit
-------

3(i)              Articles of Incorporation of the Registrant

3(ii)             By-Laws of the Registrant

10                Material Contracts

                  10.1 DNA Specimen Repository Agreement Between University of North Texas Health Science Center at Fort Worth and Genelink, Inc. dated June 21, 1995;

                  10.2 Amendment No. 1 to Agreement Between Genelink, Inc. and University of North Texas Health Science Center at Fort Worth dated November 5, 1995;

                  10.3 Collateral License Agreement By and Between Genelink, Inc. and University of North Texas Health Science Center dated July 1, 1996;

                  10.4 Employment Agreement By and Between Genelink, Inc. and John R. DePhillipo dated February 24, 1998;

                  10.5 Amendment to Employment Agreement By and Between Genelink, Inc. and John R. DePhillipo dated December 31, 1998;

                  10.6 Consulting Agreement By and Between Genelink, Inc. and Robert P. Ricciardi, Ph.D. dated February 24, 1998;

                  10.7 Amendment to Consulting Agreement By and Between Genelink, Inc. and Robert P. Ricciardi, Ph.D. dated December 31, 1998.

11                Statement re: computation of per share earnings.

                                                      Reference is made to the
                                                      Consolidated Statements of
                                                      Operations of the
                                                      Registrant for its fiscal
                                                      years ended December 31,
                                                      1998, and 1997, which are
                                                      incorporated herein by
                                                      reference.

23                Consent of Accountants

27                Financial Data Schedule

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         GENELINK, INC.



Date: November 10, 1999                  By: /s/ John R. DePhillipo
                                             ------------------------
                                             John R. DePhillipo, Chairman, Chief
                                             Executive Officer,
                                             President, Secretary and
                                             Director


Date: November 10, 1999                  By: /s/ Robert P. Ricciardi
                                             -----------------------
                                             Robert P. Ricciardi, Treasurer
                                             and Director








                                      -2-